                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549




                                    FORM 6-K




                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15B-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934




                         For the month of February 2003




                             CRESUD S.A.C.I.F. AND A
             (Exact name of Registrant as specified in its charter)


                              REPUBLIC OF ARGENTINA
                 (Jurisdiction of incorporation or organization)

                    HIPOLITO YRIGOYEN 440, 3RD FLOOR, (1001)
                             BUENOS AIRES, ARGENTINA
                    (Address of principal executive offices)


                           Form 20-F X  Form 40-F
                                    ---           ---




                  Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No  X
                                      ---    ---

                             CRESUD S.A.C.I.F. AND A
                                 (THE "COMPANY")

                               REPORT ON FORM 6-K

Attached is a copy of the translation into English of the Quarterly Financial Statements for the period ended on December 31, 2002 filed with the Bolsa de Comercio de Buenos Aires and with the Comision Nacional de Valores

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA

                              Financial Statements
                        as at December 31, 2002 and 2001

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                              FINANCIAL STATEMENTS

INDEX


Presentation
Unaudited Consolidated Balance Sheet
Unaudited Consolidated Statements of Income
Unaudited Consolidated Statements of Cash Flows
Unaudited Notes to the Consolidated Financial Statements
Unaudited Consolidated Schedules
Unaudited Balance Sheet
Unaudited Income Statement
Unaudited Statement of Changes in Shareholders' Equity
Unaudited Statement of Cash Flows
Unaudited Notes to the Financial Statements
Unaudited Schedules
Additional Information to the Notes to the Unaudited Financial Statements
  required by section 68 of the Buenos Aires Stock Exchange Regulations Unaudited Business Highlights
Limited Review Report

    Name of the Company:            CRESUD SOCIEDAD ANONIMA
                                    COMERCIAL, INMOBILIARIA,
                                    FINANCIERA Y AGROPECUARIA

    Legal Address:                  Hipolito Yrigoyen Avenue 440, 3rd Floor,
                                    Ciudad Autonoma de Buenos Aires

    Main Activity:                  Agriculture and livestock and real-estate


               Financial statements for the period ended December 31, 2002 presented in comparative form with the same period ended December 31, 2001
                  Financial year No 68 started on July 1, 2002


            DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE


    Of the by-laws:                 February 19,1937

    Of the latest amendment:        June 2, 1997

    Duration of the Company:        June 6, 2082


    Information on controlled companies in Note 3.f.1

================================================================================
                        CAPITAL STATUS ( Note 4 )
--------------------------------------------------------------------------------
                               SHARES
--------------------------------------------------------------------------------
                                 Authorized         Subscribed       Paid-in
         Type of stock             pesos              pesos           pesos
--------------------------------------------------------------------------------
Ordinary certified shares of
$1 face value and 1 vote each       124,284,392     124,284,392     124,284,392
================================================================================

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES UNAUDITED CONSOLIDATED BALANCE SHEET AT DECEMBER 31, 2002 AND 2001


                                         December 31, 2002     December 31, 2001
                                      (Notes 1, 2, 3 and 4)  (Notes 1, 2, 3 and 4)
                                               Pesos                Pesos
                                      ---------------------  ---------------------
ASSETS
CURRENT ASSETS
   Cash and banks (Note 5.a.)                14,906,069            5,044,819
   Investments (Note 5.b.)                   16,802,537           61,095,233
   Trade accounts receivable (Note 5.c.)     12,884,811           11,727,545
   Other receivables and prepaid
     expenses (Note 5.d.)                     2,995,204           17,502,330
   Inventories (Note 5.e.)                   32,814,100           34,028,499
                                            -----------          -----------
TOTAL CURRENT ASSETS                         80,402,721          129,398,426
                                            -----------          -----------


NON-CURRENT ASSETS
   Other receivables and prepaid
     expenses (Note 5.d.)                     2,462,149            4,085,874
   Inventories (Note 5.e.)                   37,863,312           49,032,318
   Investments (Note 5.b.)                  336,151,753           16,681,456
   Fixed assets, net (Schedule A)           126,419,902          159,607,697
   Intangible assets (Schedule B)             3,713,545            3,362,299
                                            -----------          -----------
TOTAL NON-CURRENT ASSETS                    506,610,661          232,769,644
                                            -----------          -----------
TOTAL ASSETS                                587,013,382          362,168,070
                                            ===========          ===========





                                      December 31, 2002      December 31, 2001
                                     (Notes 1, 2, 3 and 4)  (Notes 1, 2, 3 and 4
                                             Pesos                  Pesos
                                     ---------------------  --------------------
LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 5.f.)           11,967,795           13,912,621
Bank loans (Note 5.g.)                        3,420,698           34,688,958
Salaries and social security
  payable (Note 5.i.)                           278,547              305,628
Taxes payable (Note 5.i.)                     3,397,165              350,207
Other (Note 5.j.)                             9,233,670           10,527,057
                                            -----------          -----------
TOTAL CURRENT LIABILITIES                    28,297,875           59,784,471
                                            -----------          -----------


NON-CURRENT LIABILITIES
Bank loans (Note 5.g.)                      168,500,000                    -

Trade accounts payables (Note 5.f)                    -              553,213
Other (Note 5.j.)                            19,301,418                    -
                                            -----------          -----------
TOTAL NON-CURRENT                           187,801,418              553,213
                                            -----------          -----------
SUBTOTAL                                    216,099,293           60,337,684
                                            -----------          -----------
Minority interest                               316,454              345,175
                                            -----------          -----------
SHAREHOLDERS'EQUITY                         370,597,635          301,485,211
                                            -----------          -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY  587,013,382          362,168,070
                                            ===========          ===========




The accompanying notes are an integral part of these complementary information

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                   UNAUDITED CONSOLIDATED STATEMENT OF INCOME
                For the periods ended December 31, 2002 and 2001


                                                    December 31, 2002        December 31, 2001
                                                  (Notes 1, 2, 3 and 4)    (Notes 1, 2, 3 and 4)
                                                           Pesos                   Pesos
                                                  ---------------------    ---------------------
Sales
   Crops                                                  31,142,919            16,187,499
   Beef cattle                                             7,278,238            14,887,637
   Milk                                                    1,106,568             1,526,476
   Others                                                    417,964             1,210,583
                                                          ----------           -----------

                                                          39,945,689            33,812,195
Less: Gross sales tax                                       (321,377)             (238,150)
                                                          ----------           -----------
      Total Net Sales                                     39,624,312            33,574,045
                                                          ----------           -----------

Cost of sales (Schedule F)
   Crops                                                 (25,734,842)          (13,021,380)
   Beef cattle                                            (1,455,996)          (10,882,299)
   Milk                                                     (720,436)           (1,665,601)
   Others                                                   (670,152)           (1,235,615)
                                                          ----------           -----------
      Total cost of sales                                (28,581,426)          (26,804,895)
                                                          ----------           -----------

Gross income                                              11,042,886             6,769,150
                                                          ----------           -----------
Selling expenses (Schedule H)                             (1,946,231)           (4,676,576)
                                                          ----------           -----------
Administrative expenses (Schedule H)                      (1,644,923)           (3,942,735)
                                                          ----------           -----------
Gain from fixed assets sales                                  41,908             4,365,726
                                                          ----------           -----------
Loss from inventory holdings (Schedule F)                 13,168,240            (1,137,849)
                                                          ----------           -----------
   Operating income                                       20,661,880             1,377,716
Financial results (Note 5.k.)
   Financial (loss) gain generated by assets             (22,814,882)          (80,340,072)
   Financial gain (loss) generated by liabilities          9,875,699            (2,445,175)
Other expenses, net:
   Donations                                              (1,527,932)                    -
   Others                                                   (256,410)              137,306
Loss from related companies                               32,354,407              (894,391)
Management fees                                           (3,395,403)                    -
                                                          ----------           -----------
INCOME (LOSS) BEFORE INCOME TAX                           34,897,359           (82,164,616)
Income tax expense                                        (4,450,077)                    -
Minority interest                                            111,350               184,851
                                                          ----------           -----------
NET INCOME (LOSS) FOR THE PERIOD                          30,558,632           (81,979,765)
                                                          ==========           ===========


The accompanying notes are an integral part of these complementary information.

                             CRESUD SOCIEDAD ANONIMA
       COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                 UNAUDITED CONSOLIDATED STATEMENT OF CASH FLOWS
                For the periods ended December 31, 2002 and 2001

                                                                   December 31, 2002      December 31, 2001
                                                                 (Notes 1, 2, 3 and 4)  (Notes 1, 2, 3 and 4)
                                                                         Pesos                   Pesos
                                                                 ---------------------  ---------------------
CHANGES IN FUNDS
   Funds at the beginning of the period                                 44,126,323            128,601,352
   Increase in funds                                                   (12,417,717)           (62,461,300)
                                                                      ------------            -----------
   Funds at the end of the period                                       31,708,606             66,140,052
                                                                      ------------            -----------

CAUSES OF CHANGES IN FUNDS
SOURCES OF FUNDS
   Income (Loss) for the period                                         30,558,632            (81,979,765)
   Plus: Items not involving outlays of funds
      Fixed assets depreciation                                          1,478,494              1,643,270
      Net book value of fixed assets sold                                  309,265              7,960,966
      Accruals for interests and other                                   5,101,053                907,320
      Income Tax                                                         4,450,077                      -
      Accruals for bank loan interests                                     778,259                863,098
      Decrease in non current investment                                    82,533                 63,377
      Intangible assets amortization                                       271,294                233,445
      Increase in defaulting debtors provision                                   -                130,872
   Less: Items not involving inflows of funds
      (Gain) loss from related companies                               (32,354,407)               894,391
      (Gain) loss from inventory holdings                              (13,168,240)             1,137,849
      Interest accrued-other receivables                                   (84,781)              (463,885)
      Minority interest                                                   (111,344)              (184,850)
                                                                      ------------            -----------
Funds applicated by operations                                          (2,689,165)           (68,793,912)
                                                                      ------------            -----------
OTHERS APPLICATIONS OF FUNDS
   Increase in other non-current receivables and prepaid                    (5,710)               (45,417)
   Increase (decrease) in non current investment                       (21,940,404)               141,176
   Purchase of fixed assets                                               (854,516)              (883,800)
   Payment of expenses related with Convertible Bonds                   (1,511,069)                     -
   Decrease in trade payables                                           (1,798,997)            (2,401,689)
   Decrease in notes payable                                                     -               (109,060)
   Convertible Bonds 2007-IRSA acquisition                            (162,495,090)                     -
   (Decrease) increase of bank loans                                    (4,774,596)             4,145,484
   Decrease in salaries and social security payable                       (645,985)              (331,545)
   Decrease in taxes payable                                            (8,137,587)              (146,655)
   (Decrease) increase in other liabilities                             (2,397,326)             3,310,525
   Increase in non-current trade payable                                         -                  9,202
   Payment of cash dividens                                                      -             (7,945,564)
                                                                      ------------            -----------
TOTAL OTHER (APPLICATIONS) SOURCES OF FUNDS                           (204,561,280)            (4,257,343)
                                                                      ------------            -----------
TOTAL DECREASE IN FUNDS                                               (207,250,445)           (73,051,255)
                                                                      ------------            -----------
SOURCES OF FUNDS
   Decrease in other current receivables and prepaid expenses            5,659,209             11,542,919
   Issuance of Convertible Bonds 2007                                  168,500,000                      -
   Decrease (increase) in trade accounts receivable                      6,122,178               (212,111)
   Decrease (increase) of inventories, net                               9,644,063               (740,853)
   Increase in other non current liabilities                             4,828,518                      -
   Subscription of treasury stock                                           78,460                      -
                                                                      ------------            -----------
TOTAL SOURCES OF FUNDS                                                 194,832,428             10,589,955
                                                                      ------------            -----------
DECREASE IN FUNDS                                                      (12,418,017)           (62,461,300)
                                                                      ============            ===========

The accompanying notes and schedules are an integral part of these complementary information

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
                For the periods ended December 31, 2002 and 2001

NOTE 1:   ARGENTINE ECONOMIC SITUATION AND ITS IMPACT ON THE
          COMPANY'S ECONOMIC AND FINANCIAL POSITION


          Argentina is immersed in a critical economic climate. The main features of the current economic context are a major external debt, a deep crisis in the financial system, and country risk indicators far above normal average and an economic recession that has already lasted more than four years. This situation has led to a significant decrease in the demand for goods and services and a large rise in the level of unemployment. These circumstances have affected the Government's ability to comply with existing commitments and declare default in the payments of the public debt at the beginning of 2002. Presidential elections are scheduled for 2003.

          To face the crisis, as from December 2001, the Government has adopted measures to restrict the free availability and circulation of cash and the transfer of foreign currency abroad. Subsequently, as from January, 2002, laws, decrees and regulations were enacted which implied a deep change in the in the economic model. Among the measures adopted was the establishment of a floating exchange rate system, which derived in a significant devaluation registered during the first months of 2002; the conversion to pesos of certain assets and liabilities in foreign currency and the inevitable rise in the price of goods and services.

          Listed below are some of the measures adopted by the Government that are in force at the date of filing these consolidated financial statements and the effect they have on the Company's economic and financial situation to date.

          1. On February 8, 2002 the Government issued Decree 260 (Exchange Regime) establishing a single free exchange market system, regulated and controlled by the Argentine Central Bank.

          2. Prior approval from the Argentine Central Bank is required for certain currency transfers abroad of a financial nature as well as for exchange of currency, and in addition requirements must be fulfilled in relation to the bringing in of earning amounts on exports.

          3. Under the terms of Decree No. 214, as from February 3, 2002 deposits in U.S. dollars or other foreign currencies in Argentine financial institutions were converted to pesos at the exchange rate of $ 1.4 per US$ 1 or its equivalent in such other currency. Furthermore, there are restrictions on the availability of certain balances in current accounts and savings accounts in dollars and fixed term deposits in pesos or dollars, which will be returned to their owners in installments and the amounts and due dates will depend on

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 1:  (Continued)

               the balances recorded. Subsequently it was allowed to transform part or all of such rescheduled deposits into Government Bonds. If depositors choose not to receive Government Bonds, they will receive bonds issued by the Bank that will observe the previously-existing conditions.

          4. Debts in U.S. dollars or other foreign currencies in the Argentine financial system or the obligation to pay money denominated in dollars or other foreign currency that are not related to the Argentine financial system, whatever their origin or nature, were converted to pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in another currency.

          5. As from February 3, 2002 a reference stabilization index (CER) and an interest rate will be applied to these rescheduled deposits and credits and debts converted into pesos at the exchange rate of $ 1 per US$ 1 or its equivalent in another foreign currency. The CER is an index that measures the daily rate of change derived from the monthly change in the Consumer Price Index (CPI) published by the Argentine Statistics and Census Institute (INDEC).

          The crisis has not significantly affected the operations of the Company.

          The accompanying financial statements reflect management's current assessment of the impact of the economic situation on the financial position of the Company as of December 31, 2002. Actual results could differ from current management assessments.

          Thus, any decision that must be made on the basis of these financial statements must take into account the future development of these measures and the Company's financial statements must be considered in the light of these circumstances.

NOTE 2:   BASIS OF PRESENTATION

                  As a consequence of the application of General Resolution No. 368/2001 of the Argentine Securities and Exchange Commission, which requires that the Consolidated Financial Statements be presented as established by Technical Pronouncement No. 4 of the Argentine Federation of Professional Councils in Economic Sciences, the Balance Sheet as of December 31, 2002 and 2001 and the Income Statements and the Statements of Cash Flows for the fiscal periods then ended were consolidated on a line by line basis with the financial statements of such companies in which it holds a majority of the voting shares.

                  The Financial Statements of the Subsidiary Companies Inversiones Ganaderas S.A. and Futuros y Opciones.Com S.A. as of December 31, 2002 and 2001 have been used to determine the proportional equity value and carry out the consolidation. For purposes of comparability, reclassifications have been made on the information at December 31, 2001 to show it on a basis consistent with that for the current period.

          These Financial Statements and the corresponding notes and schedules are prepared in Argentine Pesos.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)



NOTE 3:  CORPORATE CONTROL

          The Company's interest in other companies is shown in the following table.

                                                   PERCENTAGE OF VOTING SHARES
                            COMPANY                             OWNED
          -----------------------------------    ------------------------------
          Inversiones Ganaderas S.A.                              99.99

          Futuros y Opciones.Com S.A.                             70.00



NOTE 4:   SIGNIFICANT ACCOUNTING POLICIES

          The Financial Statements of the Subsidiary Companies mentioned in Note 3 have been prepared based on accounting principles consistent with those followed by Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria for the preparation of its Financial Statements, as detailed in Note 3 of the individual financial statements.

          The most significant valuation criteria used for the preparation of the Financial Statements of the Subsidiary Companies not detailed in the valuation criteria of the Parent Company were as follows:

          Intangible Assets - Development expenditures

          This line corresponds to website organization and development expenses incurred through March 31, 2001. These expenses are amortized by the straight-line method over thirty nine months as from April 1, 2001, and have been restated into period-end currency.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: DETAILS OF CONSOLIDTATED BALANCE SHEET AND CONSOLIDATED INCOME STATEMNT ACCOUNTS

A. CASH AND BANKS
                                                                            December 31,
                                                                -----------------------------------------
                                                                     2002                    2001
                                                                     Pesos                  Pesos
                                                                ------------------   --------------------
   Cash                                                                94,034            275,411
   Foreign currency (Schedule G)                                       81,284              4,423
   Patacones currency                                                   1,737                  -
   Lecop currency                                                          35                  -
   Local currency checking account                                  2,214,254          1,832,638
   Patacones currency checking account                                 28,979            131,245
   Lecop currency checking account                                     51,007                  -
   Foreign currency checking account (Schedule G)                  11,955,687            139,968
   Local currency saving account                                        3,783             68,804
   Foreign currency saving account (Schedule G)                             -          1,580,591
   Checks to be deposited                                             452,761          1,011,739
   Patacones checks to be deposited                                    22,508                  -
                                                                ------------------   ----------------
                                                                   14,906,069          5,044,819
                                                                ==================   ================

B. INVESTMENTS
                                                                            December 31,
                                                                -----------------------------------------
                                                                     2002                    2001
                                                                     Pesos                  Pesos
                                                                ------------------   --------------------
   CURRENT
   Schedule C                                                      16,802,537         61,095,233
                                                                ------------------   ----------------
                                                                   16,802,537         61,095,233
                                                                ==================   ================

   NON-CURRENT
   Schedule C                                                     336,151,753         16,681,456
                                                                ------------------   ----------------
                                                                  336,151,753         16,681,456
                                                                ==================   ================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5: (Continued)

C. TRADE ACCOUNTS RECEIVABLE
                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------
   CURRENT
   Accounts receivable     in local currency                           3,512,097         12,933,125
   Accounts receivable     in foreign currency (Schedule G)            9,984,287                  -
   Subsidiaries and related companies Law 19,550 Article 33:
     Cactus Argentina S.A.                                                23,937             10,841
     IRSA Inversiones y Representaciones Sociedad Anonima                      -             92,000
   Less:
   Provision for defaulting debtors                                     (635,510)        (1,308,421)
                                                                    --------------     ---------------
                                                                      12,884,811         11,727,545
                                                                    ==============     ===============



D. OTHER RECEIVABLES AND PREPAID EXPENSES
                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------
   CURRENT


   Secured by mortgage and under legal proceedings (Schedule G)          576,566          3,993,581
   Tax on Minimum Hypothetical Income                                          -          5,653,454
   Guarantee deposits (Schedule G)                                       625,570          1,604,122
   Tax credits                                                           218,094          3,985,116
   Surety bonds received                                                 375,279            818,559
   Prepaid expenses                                                      340,768            206,776
   Prepaid leases                                                         34,912            242,977
   Other (Schedule G)                                                    529,305            552,409
   Subsidiaries and related companies Law 19,550 Article 33:
     Cactus Argentina S.A.                                               294,710            445,336
                                                                    --------------     ---------------
                                                                       2,995,204         17,502,330
                                                                    ==============     ===============


   NON-CURRENT
   Secured by mortgage                                                   983,570          3,239,082
   Prepaid leases                                                        175,239            330,190
   Tax on Minimum Hypothetical Income                                    150,512            308,450
   Other (Schedule G)                                                     95,430            208,152
   Subsidiaries and related companies Law 19,550 Article 33:
     Cactus Argentina S.A.                                             1,057,398                  -
                                                                    --------------     ---------------
                                                                       2,462,149          4,085,874
                                                                    ==============     ===============

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5: (Continued)

E. INVENTORIES

                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------
   CURRENT
   Livestock                                                          15,251,860          12,412,125
   Crops                                                               2,473,834           3,032,422
   Unharvested crops                                                  10,600,943          15,508,445
   Seeds and fodder                                                      112,384             334,908
   Materials and others                                                2,306,755           2,345,084
   Advances to suppliers                                               2,068,324             395,515
                                                                    --------------     ---------------
                                                                      32,814,100          34,028,499
                                                                    ==============     ===============



   NON-CURRENT
   Livestock                                                          37,863,312          49,025,637
   Unharvested crops                                                           -               6,681
                                                                    --------------     ---------------
                                                                      37,863,312          49,032,318
                                                                    ==============     ===============



F. TRADE ACCOUNTS PAYABLE
                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------

   CURRENT
   Suppliers in local currency                                         2,437,435          13,252,903
   Suppliers in foreign currency (Schedule G)                          9,322,958                   -
   Subsidiaries and related companies Law 19,550 Article 33:
     Cactus Argentina S.A.                                               207,402             220,890
     IRSA Inversiones y Representaciones Sociedad Anonima                      -              31,000
   Notes (Schedule G)                                                          -             407,828
                                                                    --------------     ---------------
                                                                      11,967,795          13,912,621
                                                                    ==============     ===============


   NON-CURRENT
   Notes (Schedule G)                                                          -             553,213
                                                                    --------------     ---------------
                                                                               -             553,213
                                                                    ==============     ===============


                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 5: (Continued)

G.  LOANS

                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------

    Local financial loans                                              3,068,720           33,118,575
    Foreign financial loans (Schedule G)                                       -            1,570,383
    Convertible Bonds 2007 Interest payable (Schedule G)                 351,978                    -
                                                                    --------------     ---------------
                                                                       3,420,698           34,688,958
                                                                    ==============     ===============
    NON CURRENT
    Convertible Bonds 2007 (Schedule G)                              168,500,000                    -
                                                                    --------------     ---------------
                                                                     168,500,000                    -
                                                                    ==============     ===============




H.  SALARIES AND SOCIAL SECURITY PAYABLE
                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------
    CURRENT
    Salaries payable                                                      35,973              125,463
    Social security administration                                       214,931               79,140
    Health care scheme                                                    15,862               65,022
    Other                                                                 11,781               36,003
                                                                    --------------     ---------------
                                                                         278,547              305,628
                                                                    ==============     ===============


                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:
         (Continued)

I. TAXES PAYABLE

                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------
   CURRENT
   Accrual for income tax                                             4,247,547                  -
   Advances to Income tax                                            (1,423,645)                 -
   Tax on Minimum Hypothetical Income                                     4,331              6,557
   Value added tax                                                      302,496                  -
   Property tax payable                                                 217,159            256,753
   Taxes withheld for income tax                                         23,190             63,639
   Sales tax payable                                                     15,088              6,096
   Taxes withheld-Gross sales tax payable                                 5,394              5,388
   Taxes withheld-Value added tax payable                                     -             11,774
   Other                                                                  5,605                  -
                                                                    --------------     ---------------
                                                                      3,397,165            350,207
                                                                    ==============     ===============



J. OTHER
                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------

   CURRENT
   Accrual for other expenses (Schedule G)                            4,523,911          5,143,626
   Advances received (Schedule G)                                             -          4,868,002
   IRSA negative goodwill                                             1,057,610                  -
   Accrual for Directors' Fees                                           61,745            414,646
   Advances to Directors                                                (33,057)          (275,104)
   Accrual for cereal expenses                                           66,306            194,810
   Accrual for livestock capitalization                                       -            105,716
   Accrual for Management fees (Note 7)                               3,422,959             60,106
   Subsidiaries and related companies Law 19,550 Article 33:
     Cactus Argentina S.A.( Schedule G)                                       -             15,255
     Mutuo con accionistas minoritarios FyO                             134,196                  -
                                                                    --------------     ---------------
                                                                      9,233,670         10,527,057
                                                                    ==============     ===============


   NON-CURRENT
   IRSA negative goodwill                                            19,301,418                  -
                                                                    --------------     ---------------
                                                                     19,301,418                  -
                                                                    ==============     ===============

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (Continued)


K. FINANCIAL RESULTS

                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------
Generated by assets:
Exchange differences and discounts                                   (20,925,058)             144,221
Interest income
   Subsidiaries and related companies Law 19,550 Article 33:
      IRSA Inversiones y Representaciones Sociedad Anonima               196,000                   -
Others                                                                   510,064             344,100
Reference stabilization index (CER)                                      381,639                   -
Banks expenses                                                              (189)                  -
Tax on debts and credits                                                (543,143)           (254,241)
Holding results                                                       (1,395,945)                  -
Inflation adjustment                                                  (1,443,315)                  -
Holding results and operations of stocks and bonds                       405,065         (80,574,152)
                                                                     -----------         -----------
                                                                     (22,814,882)        (80,340,072)
                                                                     ===========         ===========



                                                                              December 31,
                                                                    ----------------------------------
                                                                        2002                2001
                                                                       Pesos                Pesos
                                                                    --------------     ---------------

Generated by liabilities:
Holding results                                                           32,904                   -
Inflation adjustment                                                   1,781,934                   -
Debt tax                                                                       -              11,661
Reference stabilization index (CER)                                     (416,109)                  -
Interest expense
   Subsidiaries and related companies Law 19,550 Article 33:
      IRSA Inversiones y Representaciones Sociedad Anonima                     -            (384,000)
   Other                                                              (1,184,569)         (2,072,960)
Exchange differences and discounts                                     9,661,539                 122
                                                                     -----------         -----------
                                                                       9,875,699          (2,445,177)
                                                                     ===========         ===========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
      NOTES TO THE UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)


NOTE 6:

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

A) BASED ON THEIR ESTIMATED COLLECTION OR PAYMENT TERM (IN PESOS)

Based on thier estimated collection          Current investments          Trade accounts receivable        Other receivables and
          or payment term                                                                                    prepaid expenses
                                             -----------------------------------------------------------------------------------
                                                2002        2001              2002        2001               2002         2001
-----------------------------------------    ---------    ---------        ---------    ----------        -----------   --------
3rd quarter 2003/2002 financial period             -             -        12,884,811    11,489,897         2,366,925       3,719
4th quarter 2003/2002 financial period       339,434             -                 -           482                 -   3,065,175
1st quarter 2004/2003 financial period             -             -                 -                               -           -
2nd quarter 2004/2003 financial period             -             -                 -                          25,303      83,645
3rd quarter 2004/2003 financial period             -             -                 -                         491,785   1,071,870
4th quarter 2004/2003 financial period             -             -                 -                         150,512           -
1st quarter 2005/2004 financial period             -             -                 -                               -           -
2nd quarter 2005/2004 financial period             -             -                 -                               -      98,699
3rd quarter 2005/2004 financial period             -             -                 -                         491,785     763,420
4th quarter 2005/2004 financial period             -             -                 -                               -           -
1st quarter 2006/2005 financial period             -             -                 -                               -           -
2nd quarter 2006/2005 financial period             -             -                 -                               -     116,465
3rd quarter 2006/2005 financial period             -             -                 -                               -     763,420
4th quarter 2006/2005 financial period             -             -                 -                               -           -
1st quarter 2007/2006 financial period             -             -                 -                               -           -
2nd quarter 2007/2006 financial period             -             -                 -                               -     650,013
2nd quarter 2008/2007 financial period   162,495,090             -                 -                -              -           -
Overdue                                            -             -                 -          237,166              -      10,001
With no stated term                       16,463,103    61,095,233                 -                -      1,931,049  11,245,571
--------------------------------------------------------------------------------------------------------------------------------
Total                                    179,297,627    61,095,233        12,884,811       11,727,545      5,457,353  21,588,204
--------------------------------------------------------------------------------------------------------------------------------

Based on thier estimated collection             Trade payables             Bank loans          Salaries payable and social
          or payment term                                                                           security payable
                                             ------------------------------------------------------------------------------
                                                2002        2001         2002        2001           2002         2001
-----------------------------------------    ---------    ---------   ---------    ----------    -----------   --------

3rd quarter 2003/2002 financial period      11,900,394   13,896,301    3,068,720   34,688,958      278,547      304,164
4th quarter 2003/2002 financial period               -            -      351,978            -            -            -
1st quarter 2004/2003 financial period               -            -            -            -            -            -
2nd quarter 2004/2003 financial period               -            -            -            -            -            -
3rd quarter 2004/2003 financial period               -            -            -            -            -            -
4th quarter 2004/2003 financial period               -            -            -            -            -            -
1st quarter 2005/2004 financial period               -      553,213            -            -            -            -
2nd quarter 2005/2004 financial period               -            -            -            -            -            -
3rd quarter 2005/2004 financial period               -            -            -            -            -            -
4th quarter 2005/2004 financial period               -            -            -            -            -            -
1st quarter 2006/2005 financial period               -            -            -            -            -            -
2nd quarter 2006/2005 financial period               -            -            -            -            -            -
3rd quarter 2006/2005 financial period               -            -            -            -            -            -
4th quarter 2006/2005 financial period               -            -            -            -            -            -
1st quarter 2007/2006 financial period               -            -            -            -            -            -
2nd quarter 2007/2006 financial period               -            -            -            -            -            -
2nd quarter 2008/2007 financial period               -            -  168,500,000            -            -            -
Overdue                                              -            -            -            -            -        1,464
With no stated term                             67,401        16,320           -            -            -            -
---------------------------------------------------------------------------------------------------------------------------
Total                                       11,967,795    14,465,834 171,920,698   34,688,958      278,547      305,628
---------------------------------------------------------------------------------------------------------------------------


Based on thier estimated collection             Taxes payables               Other liabilities
          or payment term
                                             -----------------------      -----------------------
                                                2002        2001             2002        2001
-----------------------------------------    ---------    ---------       ---------    ---------

3rd quarter 2003/2002 financial period       3,202,013      329,625        7,811,415    10,527,057
4th quarter 2003/2002 financial period               -            -                -             -
1st quarter 2004/2003 financial period               -            -                -             -
2nd quarter 2004/2003 financial period         181,254        6,557                -             -
3rd quarter 2004/2003 financial period               -            -                -             -
4th quarter 2004/2003 financial period               -            -                -             -
1st quarter 2005/2004 financial period               -            -                -             -
2nd quarter 2005/2004 financial period               -            -                -             -
3rd quarter 2005/2004 financial period               -            -                -             -
4th quarter 2005/2004 financial period               -            -                -             -
1st quarter 2006/2005 financial period               -            -                -             -
2nd quarter 2006/2005 financial period               -            -                -             -
3rd quarter 2006/2005 financial period               -            -                -             -
4th quarter 2006/2005 financial period               -            -                -             -
1st quarter 2007/2006 financial period               -            -                -             -
2nd quarter 2007/2006 financial period               -            -                -             -
2nd quarter 2008/2007 financial period               -            -                -             -
Overdue                                         13,898       14,025                -             -
With no stated term                                  -            -          364,645             -
--------------------------------------------------------------------------------------------------
Total                                        3,397,165       350,207       8,176,060    10,527,057
--------------------------------------------------------------------------------------------------

B) ASSET AND LIABILITIES CLASSIFIED ACCORDING TO THE INTEREST TO THE INTEREST RATE THAT THEY ACCRUED (IN PESOS)

            Interest rate that          Current investments             Trade accounts receivable          Other receivables and
               they accrue                                                                                   prepaid expenses
                                     ------------------------           ---------------------------        -----------------------
                                        2002         2001                  2002          2001               2002         2001
-----------------------------------  -----------  -----------          -----------    ----------          -----------   --------
At fixed rate                        162,495,090           -                    -             -           1,775,496    4,522,773
At variable interest rate             16,463,103     436,461                    -             -             176,915    2,860,810
Non-interest bearing                     339,434  60,658,772           12,884,811    11,727,545           3,504,942   14,204,621
----------------------------------------------------------------------------------------------------------------------------------
Total                                172,297,627  61,095,233           12,884,811    11,727,545           5,457,353   21,588,204
----------------------------------------------------------------------------------------------------------------------------------

      Interest rate that            Bank loans          Salaries payable and social        Taxes payable       Other liabilities
         they accrue                                         security payable
                             ------------------------   ---------------------------   ----------------------- ----------------------
                                2002         2001           2002          2001            2002         2001       2002       2001
---------------------------- -----------  -----------   ------------    ----------    -----------    -------- -----------  ---------
At fixed rate               171,142,439  33,825,859              -              -              -            -         -           -
At variable interest rate             -           -              -              -              -            -         -           -
Non-interest bearing            778,259     863,099        278,547        305,628      3,397,165      350,207 8,176,060  10,527,057
------------------------------------------------------------------------------------------------------------------------------------
Total                       171,920,698  34,688,958        278,547        305,628      3,397,165      350,207 8,176,060  10,527,057
------------------------------------------------------------------------------------------------------------------------------------

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED FIXED ASSETS
                For the period ended December 31, 2002 and 2001
                              (Notes 1,2,3 and 4)



                                                                      SCHEDULE A

=================================================================================================



                                       Value at       Additions     Deductions       Value at
                                    the beginning      and/or         and/or        the end of
                                    of the period     transfers     transfers         period
        Principal Account               Pesos           Pesos         Pesos            Pesos
-------------------------------------------------------------------------------------------------
Real estate                           100,986,294            -               -      100,986,294
Wire fences                             5,511,186            -               -        5,511,186
Watering troughs                        3,669,763        2,984               -        3,672,747
Alfalfa fields and meadows              2,944,382            -               -        2,944,382
Buildings and constructions             5,776,324       45,819               -        5,822,143
Machinery                              11,260,125       29,692         928,528       10,361,289
Vehicles                                1,107,151      141,450         157,366        1,091,235
Tools                                     186,595           68               -          186,663
Furniture and equipment                 1,078,158          718               -        1,078,876
Breeding livestock                        396,063            -               -          396,063
Corral and leading lanes                  576,145       16,650               -          592,795
Roads                                   1,348,917            -               -        1,348,917
Facilities                              5,716,403        7,957               -        5,724,360
Computer equipment                      1,123,519        8,171          10,631        1,121,059
Planes                                     10,372            -               -           10,372
Silo plants                             1,043,646            -               -        1,043,646
Constructions in progress               1,973,485      601,007               -        2,574,492
Advances to suppliers                     117,239            -           1,396          115,843
-------------------------------------------------------------------------------------------------
Total at December 31, 2002            144,825,767      854,516       1,097,921      144,582,362
-------------------------------------------------------------------------------------------------
Total at December 31, 2001             18,582,664      883,800       8,749,005      177,961,459
=================================================================================================


========================================================================================================================
                                                                     Depreciation
                                   -------------------------------------------------------------------------------------

                                                    Accumulated                        Current period     Accumulated
                                       Rate      at the beginning       Decrease       --------------    at the end of
                                        %          of the period      of the period        Amount            period
        Principal Account                              Pesos              Pesos            Pesos             Pesos
------------------------------------------------------------------------------------------------------------------------
Real estate                                -                    -                -                 -                 -
Wire fences                                3            1,190,468                -            85,763         1,276,231
Watering troughs                           3              689,291                -            88,865           778,156
Alfalfa fields and meadows          13-25-50            1,856,194                -           184,613         2,040,807
Buildings and constructions                2            1,836,481                -            50,785         1,887,266
Machinery                                 10            6,163,565          632,520           464,109         5,995,154
Vehicles                                  20              736,065          147,632            87,808           676,241
Tools                                     10              105,237                -             7,226           112,463
Furniture and equipment                   10              610,002                -            43,219           653,221
Breeding livestock                        20              394,318                -               872           395,190
Corral and leading lanes                   3               89,000                -             9,683            98,683
Roads                                     10              588,336                -            61,698           650,034
Facilities                          10-20-33            2,204,514                -           299,375         2,503,889
Computer equipment                        10              810,436            8,504            66,094           868,026
Planes                                    10               10,372                -                 -            10,372
Silo plants                                2              188,343                -            28,384           216,727
Constructions in progress                  -                    -                -                 -                 -
Advances to suppliers                      -                    -                -                 -                 -
------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                             17,472,622          788,656         1,478,494        18,162,460
------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                             17,498,531          788,039         1,643,270        18,353,762
========================================================================================================================


====================================================================


                                      Net carrying     Net carrying
                                        value at         value at
                                        December         December
                                        31, 2002         31, 2001
        Principal Account                 Pesos            Pesos
--------------------------------------------------------------------
Real estate                            100,986,294      127,775,913
Wire fences                              4,234,955        4,120,860
Watering troughs                         2,894,591        3,422,691
Alfalfa fields and meadows                 903,575        1,489,339
Buildings and constructions              3,934,877        4,746,553
Machinery                                4,366,135        6,841,185
Vehicles                                   414,994          492,166
Tools                                       74,200           86,685
Furniture and equipment                    425,655          513,230
Breeding livestock                             873           40,616
Corral and leading lanes                   494,112          491,001
Roads                                      698,883          679,627
Facilities                               3,220,471        4,577,165
Computer equipment                         253,033          876,371
Planes                                           -                -
Silo plants                                826,919        1,053,007
Constructions in progress                2,574,492        2,279,797
Advances to suppliers                      115,843          121,491
--------------------------------------------------------------------
Total at December 31, 2002             126,419,902                -
--------------------------------------------------------------------
Total at December 31, 2001                       -      159,607,697
====================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                    UNAUDITED CONSOLIDATED INTANGIBLE ASSETS
                For the periods ended December 31, 2002 and 2001
                               (Notes 1,2,3 and 4)



                                                                      SCHEDULE B

=========================================================================================================================



                                                                             Value at the     Additions      Value at
                                                                               beginning                    the end of
                                                                             of the period                  of period
                            Principal Account                                    Pesos          Pesos         Pesos
-------------------------------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill                                            3,275,768             -     3,275,768
Payment of expenses related with Convertible Bonds 2007-IRSA                            -     1,511,069     1,511,069
Development expenditures                                                        1,400,700             -     1,400,700
Brands and patents                                                                 18,809             -        18,809
-------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                                                      4,695,277     1,511,069     6,206,346
-------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                                                      4,695,277             -     4,695,277
=========================================================================================================================


=================================================================================================================================
                                                                                              Amortization
                                                                      ----------------------------------------------------------
                                                                                             Current Period
                                                                        Accumulated         ------------------       Accumulated
                                                                      at the beginning      Rate        Amount      at the end of
                                                                         of period                                     period
                            Principal Account                              Pesos              %          Pesos          Pesos
---------------------------------------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill                                      1,310,314          20.00      327,568 (1)    1,637,882
Payment of expenses related with Convertible Bonds 2007-IRSA                      -          20.00       37,846 (2)       37,846
Development expensitures                                                    583,625          33.33      233,448 (3)      817,073
Brands and patents                                                                -                           -                -
---------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                                                1,893,939              -      598,862        2,492,801
---------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                                                  771,965              -      561,013        1,332,978
=================================================================================================================================


====================================================================================================


                                                                       Net carrying     Net carrying
                                                                         value at          value at
                                                                          December         December
                                                                          31, 2002         31, 2001
                            Principal Account                               Pesos           Pesos
----------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill                                      1,637,886       2,292,989
Payment of expenses related with Convertible Bonds 2007-IRSA              1,473,223               -
Development expensitures                                                    583,627       1,050,502
Brands and patents                                                           18,809          18,808
----------------------------------------------------------------------------------------------------
Total at December 31, 2002                                                3,713,545               -
----------------------------------------------------------------------------------------------------
Total at December 31, 2001                                                                3,362,299
====================================================================================================

(1) The amortization of the period is included in loss from related companies, in the Consolidated Statements of Income.

(2) The amortization fo the period is included in loss from financial results, in the Consolidated Statements of Income.

(3) The destiny of the amortization of the period is included in the Consolidated Schedule H.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                       UNAUDITED CONSOLIDATED INVESTMENTS
                For the periods ended December 31, 2002 and 2001
                              (Notes 1,2,3 and 4)



                                                                      SCHEDULE C

===================================================================================================================================



                                                                                           Value at         Value at
                                                                                           December         December        Market
                     Type and characteristics                                              31, 2002         31, 2001        value
                          of the securities                                 Amount           Pesos           Pesos
-----------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
-------------------
Mutual Funds
              Fondo Letes Banco Frances                                      11,725            1,062               -      0.090576
              Fondo Letes Banco Rio                                           1,891            2,926               -     1.547,329
              Fondo plazo fijo Banco Rio                                      1,777            2,779               -     1.563,872
              Fondo Citi Funds                                            5,007,769       16,375,404
              Banco Frances                                                                        -          36,247
              Banco Provincia Buenos Aires                                                         -          19,694
              Superfondo Banco Rio                                                                 -          30,437
                                                                                         -----------      ----------
                                                                                          16,382,171          86,378
                                                                                         -----------      ----------
Notes and Convertible Bonds
              Convertible Bonds 2007-IRSA                                                    339,434               -
              Bonos Global 2010                                             110,000           80,932               -      0.735745
              Bocon Pro 1                                                                          -         350,083
                                                                                         -----------      ----------
                                                                                             420,366         350,083
                                                                                         -----------      ----------

Shares                                                                                             -      27,999,427
              IRSA                                                                                 -      32,659,345
                                                                                         -----------      ----------
              ADRs IRSA                                                                            -      60,658,772
                                                                                         -----------      ----------
Total Current Investments                                                                 16,802,537      61,095,233
                                                                                         ===========      ==========

NON-CURRENT INVESTMENTS
-----------------------
RELATED COMPANIES LAW 19,550. ARTICLE 33
AGRO-URANGA S.A.                                                                                                        unlisted
Shares                                                                      893,069        4,152,083       3,647,276
Contribution on account of future subscriptions of shares                                      7,811           7,811
Higher value of property                                                                  11,102,512      10,972,540
                                                                                         -----------      ----------
                                                                                          15,262,406      14,627,627
                                                                                         -----------      ----------

CACTUS ARGENTINA S.A.                                                                                                   unlisted
Shares                                                                      650,000          697,879         301,067
Contribution on account of future subscriptions of shares                                  2,120,938       1,732,187
                                                                                         -----------      ----------
                                                                                           2,818,817       2,033,254
                                                                                         -----------      ----------
IRSA Inversiones y Representaciones S.A.                                 51,476,941      155,554,865               -     listed
                                                                                         -----------      ----------
Shares                                                                                   155,554,865               -
                                                                                         -----------      ----------
                                                                           Subtotal      173,636,088      16,660,881
                                                                                         -----------      ----------
OTHERS
Convertible Bonds 2007-IRSA                                              49,692,688      162,495,090               -
                                                                                         -----------      ----------
                                                                                         162,495,090               -
                                                                                         -----------      ----------

Coprolan                                                                                      20,575          20,575    unlisted
                                                                                         -----------      ----------
                                                                                              20,575          20,575
                                                                                         -----------      ----------
Total non-current investments                                                            336,151,753      16,681,456
===================================================================================================================================




====================================================================================================================================
                                                                                           INFORMATION ON THE ISSUER
                                                          --------------------------------------------------------------------------
                                                                                                    Latest financial statements
                                                                                              --------------------------------------
                                                                      Principal activity      Capital      Income      Shareholders'
                      Type of characteristics                                                          for the period     Equity
                          of the securities                                                    Pesos        Pesos         Pesos
------------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENTS
Mutual Funds
              Fondo Letes Banco Frances
              Fondo Letes Banco Rio
              Fondo plazo fijo Banco Rio
              Fondo Citi Funds
              Banco Frances
              Banco Provincia Buenos Aires
              Superfondo Banco Rio



Notes and Convertible Bonds
              Convertible Bonds 2007-IRSA
              Bonos Global 2010
              Bocon Pro 1




Shares
              IRSA

              ADRs IRSA

Total Current Investments


NON-CURRENT INVESTMENTS
RELATED COMPANIES LAW 19,550. ARTICLE 33
AGRO-URANGA S.A.                                          Agricultural and livestock            2,500,000     2,717,504   11,994,036
Shares
Contribution on account of future subscriptions  of shares
Higher value of property




CACTUS ARGENTINA S.A.                                     Exploitation and administration of      1,300,000     522,752   5,637,635
Shares                                                    agricultural and beef cattle products
Contribution on account of future subscription of shares



IRSA Inversiones y Representaciones S.A.

Shares                                                    Real state                            211,999,273 127,049,000  640,627,000



OTHERS
Convertible Bonds 2007-IRSA




Coprolan



Total non-current investments
====================================================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED ALLOWANCES AND PROVISIONS
                For the periods ended December 31, 2002 and 2001
                              (Notes 1,2,3 and 4)


                                                                      SCHEDULE E

=======================================================================================================================
        Item                         Opening balances     Increases   Decreases    Inflation     Value at     Value at
                                                                                  adjustment     December     December
                                                             (1)                                 31, 2002     31, 2001
                                           Pesos            Pesos       Pesos        Pesos        Pesos         Pesos
-----------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSET
          Defaulting debtors                 759,542             -     (79,353)      (44,679)     635,510     1,308,421
-----------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                   759,542             -     (79,353)      (44,679)     635,510
-----------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                 1,177,549       130,872           -             -            -     1,308,421
=======================================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                      UNAUDITED CONSOLIDATED COST OF SALES
                For the periods ended December 31, 2002 and 2001
                              (Notes 1,2,3 and 4)


                                                                      SCHEDULE F

================================================================================================================
                                                           Crops                        Beef cattle
----------------------------------------------------------------------------------------------------------------
                                                December         December        December        December
                                                31, 2002         31, 2001        31, 2002        31, 2001
                                                  Pesos           Pesos            Pesos           Pesos
                                               -----------------------------------------------------------------
INVENTORIES AT THE BEGINNING OF THE PERIOD
Beef cattle                                             -                -      35,228,365      62,011,285
Crops                                          25,049,496       12,313,173               -               -
Unharvested crops                                 829,562        1,532,555               -               -
Seeds and fodder                                        -                -         293,092         246,118
Materials                                       2,730,529        2,314,958                          12,234
                                               -----------------------------------------------------------------
                                               28,609,587       16,160,686      35,521,457      62,269,637
Holding results                                         -                -      12,578,130      (1,136,141)
Commodities market results                     (1,237,421)        (226,491)              -               -
Transfer of Inventories to expenses               (92,542)        (124,664)        (34,913)        (20,030)
Transfer of Inventories to fixed assets           (11,311)        (226,640)              -          (9,102)
Transfer of Unharvested crops to expenses      (2,595,211)      (3,961,779)       (234,778)       (743,743)
Recovery of Inventories                                 -                -         185,877         351,673
Purchases                                      12,465,774       17,463,209       1,301,476         689,791
Operating expenses (Schedule H)                 3,677,711        4,289,360       3,451,618       7,290,022
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                             -                -     (51,227,822)    (57,651,887)
Crops                                          (2,473,834)      (3,032,422)              -               -
Unharvested crops                             (10,600,943)     (15,515,126)              -               -
Seeds and fodder                                        -                -         (62,119)       (144,138)
Materials                                      (2,006,968)      (1,804,753)        (22,930)        (13,783)
                                               -----------------------------------------------------------------
COST OF SALES                                  25,734,842       13,021,380       1,455,996      10,882,299
================================================================================================================


=============================================================================================================
                                                           Milk                          Others
-------------------------------------------------------------------------------------------------------------
                                                 December       December        December       December
                                                 31, 2002       31, 2001        31, 2002       31, 2001
                                                  Pesos           Pesos          Pesos          Pesos
                                             ----------------------------------------------------------------
INVENTORIES AT THE BEGINNING OF THE PERIOD
Beef cattle                                     1,457,500       4,266,722              -              -
Crops                                                   -               -              -              -
Unharvested crops                                       -               -              -              -
Seeds and fodder                                  114,643         190,907              -              -
Materials                                          51,378          15,493        291,366        465,933
                                             ----------------------------------------------------------------
                                                1,623,521       4,473,122        291,366        465,933
Holding results                                   590,110          (1,708)             -              -
Commodities market results                              -               -              -              -
Transfer of Inventories to expenses                     -               -              -              -
Transfer of Inventories to fixed assets                 -               -           (378)       (21,236)
Transfer of Unharvested crops to expenses        (123,176)       (138,635)      (249,065)      (209,212)
Recovery of Inventories                          (185,877)       (351,673)             -              -
Purchases                                         111,099         203,666        289,114        485,633
Operating expenses (Schedule H)                   678,946       1,505,283        579,400        993,236
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                    (1,887,350)     (3,785,875)             -              -
Crops                                                   -               -              -              -
Unharvested crops                                       -               -              -              -
Seeds and fodder                                  (50,265)       (190,770)             -              -
Materials                                         (36,572)        (47,809)      (240,285)      (478,739)
                                             ----------------------------------------------------------------
COST OF SALES                                     720,436       1,665,601        670,152      1,235,615
=============================================================================================================




===========================================================================================================
                                                                       Total
-----------------------------------------------------------------------------------------------------------
                                                   December 31, 2002                December 31, 2001

                                                        Pesos                             Pesos
                                            ---------------------------------------------------------------
INVENTORIES AT THE BEGINNING OF THE PERIOD
Beef cattle                                    36,685,865                       66,278,007
Crops                                          25,049,496                       12,313,173
Unharvested crops                                 829,562                        1,532,555
Seeds and fodder                                  407,735                          437,025
Materials                                       3,073,273                        2,808,618
                                            ---------------------------------------------------------------
                                                               66,045,931                       83,369,378
Holding results                                                13,168,240                       (1,137,849)
Commodities market results                                     (1,237,421)                        (226,491)
Transfer of Inventories to expenses                              (127,455)                        (144,694)
Transfer of Inventories to fixed assets                           (11,689)                        (256,978)
Transfer of Unharvested crops to expenses                      (3,202,230)                      (5,053,369)
Recovery of Inventories                                                 -                                -
Purchases                                                      14,167,463                       18,842,299
Operating expenses (Schedule H)                                 8,387,675                       14,077,901
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                   (53,115,172)                     (61,437,762)
Crops                                          (2,473,834)                      (3,032,422)
Unharvested crops                             (10,600,943)                     (15,515,126)
Seeds and fodder                                 (112,384)                        (334,908)
Materials                                      (2,306,755)    (68,609,088)      (2,345,084)    (82,665,302)
                                            ---------------------------------------------------------------
COST OF SALES                                                  28,581,426                       26,804,895
===========================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
            INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
         UNAUDITED CONSOLIDATED FOREIGN CURRENCY ASSETS AND LIABILITIES
                For the periods ended September 30, 2002 and 2001
                               (Notes 1,2,3 and 4)


                                                                                                                          SCHEDULE G

====================================================================================================================================
                                                                December 31, 2002                       December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Current
             Item                              Type and amount     exchange      Amount in        Type and amount       Amount in
                                                 of foreign          rate     local currency       of foreign        local currency
                                                  currency          Pesos         Pesos             currency            Pesos
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSET
Cash and banks                                US$    3,681,031       3.270        12,036,971      US$    790,841         1,724,982
Investments:
   Mutual funds                               US$    5,007,769       3.270        16,375,404      US$     39,601            86,378
   Convertible Bonds 2007 - IRSA              US$      103,802       3.270           339,434
   ADRs IRSA                                  US$            -                             -      US$ 14,973,109        32,659,345
Trade accounts receivable
   Accounts receivable                        US$    3,053,299       3.270         9,984,287      US$          -                 -
Other receivables and prepaid expenses:
   Secured by mortgages                       US$            -                             -      US$  1,830,910         3,993,581
   Guarantee deposits                         US$      191,306       3.270           625,570      US$    735,431         1,604,122
   Others                                     US$            -                             -      US$     35,501            77,435
   Subsidiaries and related companies Law
         19,550
         Cactus Argentina S.A.                US$            -                             -      US$    204,170           445,336
NON-CURRENT ASSET
Other receivables and prepaid expenses:
   Secured by mortgages                       US$            -                             -      US$  1,485,000         3,239,082
   Others                                     US$            -                             -      US$     95,430           208,152
Investments:
   Convertible Bonds 2007 - IRSA              US$   49,692,688       3.270       162,495,090
                                              --------------------------------------------------------------------------------------
   Total Asset                                US$   61,729,895                   201,856,756      US$ 20,189,993        44,038,413
                                              ======================================================================================
CURRENT LIABILITIES
Trade payables:
   Suppliers                                  US$    2,766,456       3.370         9,322,958      US$          -                 -
   Notes                                      US$            -                             -      US$    186,974           407,828
Bank loans
   Foreign financial loans                    US$            -                             -      US$ 15,903,612        34,688,958
   Convertible Bonds 2007                     US$      104,445       3.370           351,978      US$          -                 -
Other liabilities
   Advances received                          US$            -                             -      US$  2,231,800         4,868,002
   Subsidiaries and related companies Law
      19,550
      Cactus Argentina S.A.                   US$            -                             -      US$      6,994            15,255
   Accrual for other expenses                 US$      687,492       3.370         2,316,848      US$          -                 -
NON-CURRENT LIABILITIES
Trade payables:
   Notes                                      US$            -                             -      US$    253,628           553,213
Bank loans
   Convertible Bonds 2007                     US$   50,000,000       3.370       168,500,000      US$          -                 -
                                              --------------------------------------------------------------------------------------
   Total Liabilities                          US$   53,558,393                   180,491,784      US$ 18,583,008        40,533,256
====================================================================================================================================

                               CRESUD SOCIEDAD ANONIMA COMERCIAL
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA AND SUBSIDIARIES
                UNAUDITED CONSOLIDATED INFORMATION SUBMITTED IN COMPLIANCE WITH
                           SECTION 64, SUBSECTION B OF LAW No 19,550
                        For the periods ended December 31, 2002 and 2001
                                      (Notes 1,2,3 and 4)


                                                                                                                          SCHEDULE H
====================================================================================================================================
                                            Total                               Operating Expenses
      Item                               December 31,  -----------------------------------------------------------------------------
                                            2002           Total         Crops          Beef cattle           Milk         Others
                                           Pesos           Pesos         Pesos            Pesos              Pesos         Pesos
------------------------------------------------------------------------------------------------------------------------------------
Directors' fees                             50,394               -             -               -                 -            -
Fees and payments for services             458,521         282,562       187,913          80,560             2,773       11,316
Salaries and wages                       1,690,267         916,365       229,017         482,728            58,773      145,847
Social security contributions              319,516         149,540        46,383          84,971             6,478       11,708
Taxes, rates and contributions             123,512         110,714        26,290          64,477            11,353        8,594
Office and administrative expenses         207,848          43,601             -          15,199                 -       28,402
Bank commissions and expenses               27,552          22,525         2,827           3,867               172       15,659
Depreciation of fixed assets             1,478,494       1,400,346       764,708         514,576            75,034       46,028
Vehicle and traveling expenses             214,924         164,371        55,142          80,939             9,159       19,131
Spare parts and repairs                    329,569         329,569       139,677         148,190            27,465       14,237
Insurance                                  178,257          16,595         6,954           8,222               824          595
Employees' maintenance                      72,708          57,825        13,588          36,923             4,173        3,141
Amortization of intangible assets          233,448         233,448             -               -                 -      233,448
Livestock expenses                       2,254,722       1,836,746             -       1,836,746                 -           -
Dairy farm expenses                        472,746         472,746             -               -           472,746           -
Agricultural expenses                    3,528,376       2,045,450     2,045,450               -                 -           -
Silo expenses                               99,889          99,889        99,889               -                 -           -
Coal expenses                               23,239           8,574             -               -                 -       8,574
Firewood expenses                           11,636           6,891             -               -                 -       6,891
FyO expenses                                28,128          14,927             -               -                 -      14,927
General expenses                           169,395         169,393        59,873          94,220             9,996       5,304
Contributions and service                    5,598           5,598            -                -                 -       5,598
Defaulting debtors                               -               -            -                -                 -           -
------------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002              11,978,829       8,387,675     3,677,711       3,451,618           678,946     579,400
------------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                              14,077,901     4,289,360       7,290,022         1,505,283     993,236
====================================================================================================================================


==================================================================================================================
                                                          Expenses                                   Total
      Item                            ----------------------------------------------------         December 31
                                                  Selling              Administrative                 2001
                                                   Pesos                   Pesos                      Pesos
------------------------------------------------------------------------------------------------------------------
Director' fees                                           -              50,394                          260,285
Fees and payments for services                           -             175,959                          842,715
Salaries and wages                                  11,551             762,351                        4,316,262
Social security contributions                            -             169,976                          344,053
Taxes, rates and contributions                           -              12,798                          320,427
Office and administrative expenses                       -             164,247                          168,513
Bank commissions and expenses                            -               5,027                           14,852
Depreciation of fixed assets                             -              78,148                        1,643,270
Vehicle and traveling expenses                       1,077              49,476                          217,568
Spare parts and repairs                                  -                   -                          491,418
Insurance                                                -             161,662                           65,314
Employees' maintenance                                   -              14,883                          165,800
Amortization of intangible assets                        -                   -                          233,445
Livestock expenses                                 417,976                   -                        5,205,205
Dair farm expenses                                       -                   -                          849,693
Agricultural expenses                            1,482,926                   -                        5,918,549
Silo expenses                                            -                   -                          152,139
Coal expenses                                       14,755                   -                          529,227
Firewood expenses                                    4,745                   -                           98,045
FyO expenses                                        13,201                   -                           15,487
General expenses                                         -                   2                          700,572
Contributions and service                                -                   -                           13,501
Defaulting debtors                                       -                   -                          130,872
------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                       1,946,231           1,644,923
------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                       4,676,576           3,942,735                        22,697,212
==================================================================================================================


                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            UNAUDITED BALANCE SHEET AS AT DECEMBER 31, 2002 AND 2001



=====================================================================================================================
                                                                            December 31, 2002      December 31, 2001
                                                                           (Notes 1, 2 and 3)     (Notes 1, 2 and 3)
                                                                                  Pesos                  Pesos
                                                                           ------------------     -------------------
ASSETS
CURRENT ASSETS
   Cash and banks (Note 8.a)                                                     14,623,579              4,775,745
   Investments (Note 8.b.)                                                       16,802,537             61,095,233
   Trade accounts receivable (Note 8.c.)                                         12,488,427             10,518,120
   Other receivables and prepaid expenses (Note 8.d.)                             2,810,149             17,586,349
   Inventories (Note 8.e.)                                                       32,553,352             33,609,880
                                                                                -----------            -----------
TOTAL CURRENT ASSETS                                                             79,278,041            127,585,327
                                                                                -----------            -----------

NON-CURRENT ASSETS
   Other receivables and prepaid expenses (Note 8.d.)                             2,311,637              3,777,424
   Inventories (Note 8.e.)                                                       34,190,080             45,092,857
   Investments (Note 8.b.)                                                      348,419,295             29,943,839
   Fixed assets, net (Schedule A)                                               119,750,712            152,690,339
   Intangible assets (Schedule B)                                                 3,111,109              2,292,989
                                                                                -----------            -----------
TOTAL NON-CURRENT ASSETS                                                        507,782,833            233,797,448
                                                                                -----------            -----------
TOTAL ASSETS                                                                    587,060,874            361,382,775

===================================================================================================================

                                                                            December 31, 2002      December 31, 2001
                                                                           (Notes 1, 2 and 3)     (Notes 1, 2 and 3)
                                                                                  Pesos                  Pesos
                                                                           ------------------     -------------------
LIABILITIES
CURRENT LIABILITIES
   Trade accounts payables (Note 8.f)                                            11,776,936             13,821,798
   Bank loans (Note 8.g.)                                                         3,420,698             34,688,958
   Salaries and social security payable (Note 8.h.)                                 264,676                276,234
   Taxes payable (Note 8.i.)                                                      3,184,850                317,428
   Other (Note 8.j.)                                                              9,784,212             10,239,933
                                                                                -----------            -----------
TOTAL CURRENT LIABILITIES                                                        28,431,372             59,344,351
                                                                                -----------            -----------

NON-CURRENT LIABILITIES
   Trade payables (Note 8.f.)                                                            --                553,213
   Bank loans (Note 8.g.)                                                       168,500,000                     --
   Other (Note 8.j.)                                                             19,531,867                     --
                                                                                -----------            -----------
TOTAL NON-CURRENT LIABILITIES                                                   188,031,867                553,213
                                                                                -----------            -----------
TOTAL LIABILITIES                                                               216,463,239             59,897,564
                                                                                -----------            -----------
SHAREHOLDERS' EQUITY (AS PER CORRESPONDING STATEMENT)                           370,597,635            301,485,211
                                                                                -----------            -----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                      587,060,874            361,382,775

===================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                           UNAUDITED INCOME STATEMENT
                For the periods ended December 31, 2002 and 2001



===========================================================================================================
                                                                  December 31, 2002      December 31, 2001
                                                                 (Notes 1, 2 and 3)     (Notes 1, 2 and 3)
                                                                        Pesos                  Pesos
                                                                 ------------------     -------------------
SALES
     Crops                                                             31,142,919             16,187,499
     Beef cattle                                                        6,496,422             14,339,497
     Milk                                                               1,106,568              1,526,476
     Other                                                                 37,709                  8,350
                                                                      -----------            -----------
     Total Sales                                                       38,783,618             32,061,822
Less:  Gross sales taxes                                                 (310,263)              (216,011)
                                                                      -----------            -----------
         Net sales                                                     38,473,355             31,845,811
                                                                      -----------            -----------
Cost of sales (Schedule F)
     Crops                                                            (25,734,842)           (13,021,380)
     Beef cattle                                                         (948,379)           (10,618,551)
     Milk                                                                (720,436)            (1,665,601)
     Other                                                                 (2,652)               (26,862)
                                                                      -----------            -----------
         Total cost of sale                                           (27,406,309)           (25,332,394)
                                                                      -----------            -----------
Gross income                                                           11,067,046              6,513,417
                                                                      -----------            -----------
Selling expenses (Schedule H)                                          (1,884,037)            (4,155,094)
                                                                      -----------            -----------
Administrative expenses (Schedule H)                                   (1,589,666)            (3,794,802)
                                                                      -----------            -----------
Gains from fixed assets sales                                              39,408              4,365,726
                                                                      -----------            -----------
Loss from inventory holdings (Schedule F)                              12,129,051             (1,127,168)
                                                                      -----------            -----------
     Operating income                                                  19,761,802              1,802,079
Financial Results (Note 8.k.)
     Financial (loss) gain generated by assets                        (22,688,698)           (80,342,391)
     Financial gain (loss) generated by liabilities                     9,822,886             (2,445,177)
Other expense:
   Donations                                                           (1,527,932)                    --
   Others                                                                (256,410)               129,140
Loss from related companies                                            33,115,796             (1,123,416)
Management fees (Note 7)                                               (3,395,403)                    --
                                                                      -----------            -----------
INCOME (LOSS) BEFORE INCOME TAX                                        34,832,041            (81,979,765)
                                                                      -----------            -----------
Income tax expense (Note 6)                                            (4,273,409)                    --
                                                                      -----------            -----------
NET INCOME (LOSS) FOR THE PERIOD                                       30,558,632            (81,979,765)
===========================================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                        UNAUDITED STATEMENT OF CHANGES IN
                          SHAREHOLDERS' EQUITY FOR THE
                         PERIODS ENDED DECEMBER 31, 2002
                           AND 2001 (Notes 1, 2 and 3)


============================================================================================================
                                                        SHAREHOLDERS' CONTRIBUTIONS
                                           -----------------------------------------------------------------
                                                                        Inflation
                                                           Treasury    Adjustment
                                            Common Stock     Stock      of Common     Paid-in
                                              (Note 4)     (Note 4)       Stock       Capital       Total
ITEMS                                          Pesos         Pesos        Pesos        Pesos        Pesos
-------------------                         ------------   ---------   -----------  ----------   -----------

Balances at the beginning of the period     122,745,539    1,538,853   164,220,166  89,167,373   377,671,931

Subscription of treasury stock (Note 11)

Appropriation of profits resolved by
Shareholder's Meeting held on October 19,
2001

     Increase in legal reserve

     Cash dividends

Net income (Loss) for the period
                                            -----------    ---------   -----------  ----------   -----------
Balances at December 31, 2002               122,745,539    1,538,853   164,220,166  89,167,373   377,671,931
                                            -----------    ---------   -----------  ----------   -----------
Balances at December 31, 2001               119,669,749    4,614,643   164,220,166  89,167,373   377,671,931

------------------------------------------------------------------------------------------------------------


                                                                        Total at     Total at
                                               Legal       Retained     December     December
                                              Reserve      Earnings     31, 2002     31, 2001
ITEMS                                          Pesos        Pesos         Pesos        Pesos
-------------------                         ------------   ---------   -----------  ----------
Balances at the beginning of the period      5,793,045    (43,504,433) 339,960,543  391,410,540

Subscription of treasury stock (Note 11)                      78,460       78,460

Appropriation of profits resolved by
Shareholder's Meeting held on October 19,
2001

     Increase in legal reserve

     Cash dividends                                                                 (7,945,564)

Net income (Loss) for the period                          30,558,632   30,558,632   (81,979,765)

Balances at December 31, 2002                5,793,045    (12,867,341) 370,597,635

Balances at December 31, 2001                5,793,045    (81,979,765)              301,485,211

============================================================================================================


The accompanying notes and schedules are an integral part of these financial statements.

                                            CRESUD SOCIEDAD ANONIMA
                              COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                                       UNAUDITED STATEMENT OF CASH FLOWS
                               For the periods ended December 31, 2002 and 2001


=============================================================================================================
                                                                  December 31, 2002      December 31, 2001
                                                                 (Notes 1, 2 and 3)     (Notes 1, 2 and 3)
                                                                        Pesos                  Pesos
                                                                 ------------------     -------------------
CHANGES IN FUNDS
     Funds at the beginning of the period                              43,971,933             12,751,402
     Decrease in funds                                                (12,545,820)           (61,880,424)
                                                                     ------------            -----------
     Funds at the end of the period                                    31,426,113             65,870,978
                                                                     ------------            -----------
CAUSES OF CHANGES IN FUNDS
SOURCES OF FUNDS
     Income (Loss) for the period                                      30,558,632            (81,979,765)
     Plus:  Items not involving outlays of funds:
           Fixed assets depreciation                                    1,362,008              1,518,671
           Intangible assets depreciation                                  37,846                     --
           Decrease in non current investment                              82,533                     --
           Accruals for management fees, interests and other            5,101,053                907,322
           Charge for income tax                                        4,273,409                     --
           Accruals for bank loan interests                               778,259                863,099
           Net book value of fixed assets sold                            300,540              7,960,966
           Increase in defaulting debtors provision                            --                130,872
     Less:  Items not involving inflows of funds:
           (Income) loss from related companies                       (33,115,796)             1,123,416
           (Income) loss from holding inventories                     (12,129,051)             1,127,168
           Accrued interest other receivables                             (84,781)              (463,885)
                                                                     ------------            -----------
Funds applied by operations                                            (2,835,348)           (68,812,136)
                                                                     ------------            -----------
OTHER APPLICATIONS OF FUNDS
     Convertible Bonds 2007-IRSA acquisition                         (162,495,090)                    --
     (Increase) decrease in other non-current receivables and
       prepaid expenses                                                   (18,665)                62,426
     (Increase) decrease in non current investment                    (21,940,405)               204,553
     Purchase of fixed assets                                            (837,317)              (832,451)
     Payment of expenses related with Convertible Bonds
       2007-IRSA                                                       (1,511,069)                    --
     Decrease in trade payables                                        (1,940,554)            (2,365,104)
     (Decrease) Increase of bank loans                                 (4,774,596)             4,145,484
     Decrease in salaries and social security payable                    (629,701)              (275,944)
     Decrease in taxes payable                                         (8,122,978)              (102,069)
     (Decrease) increase in other liabilities                          (2,688,401)             3,203,832
     Increase in non-current trade payable                                     --                  9,201
     Payment of cash dividends                                                 --             (7,945,564)
                                                                     ------------            -----------
TOTAL OTHER (APPLICATIONS) SOURCES OF FUNDS                          (204,958,776)            (3,895,636)
                                                                     ------------            -----------
TOTAL DECREASE IN FUNDS                                              (207,794,124)           (72,707,772)
                                                                     ------------            -----------
SOURCES OF FUNDS
     Issuance of Convertible Bonds 2007                               168,500,000                     --
     Decrease in other current receivables and prepaid
       expenses                                                         5,606,036             10,950,693
     Decrease (Increase) in trade accounts receivable                   6,164,767                (25,832)
     Decrease (Increase) of inventories, net                            9,840,074                (97,513)
     Increase in other non current liabilities                          5,058,967                     --
     Subscription of treasury stock                                        78,460                     --
                                                                     ------------            -----------
TOTAL SOURCES OF FUNDS                                                195,248,304             10,827,348
                                                                     ------------            -----------
DECREASE IN FUNDS                                                     (12,545,820)           (61,880,424)

=============================================================================================================

The accompanying notes and schedules are an integral part of these financial statements.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                   NOTES TO THE UNAUDITED FINANCIAL STATEMENTS
                For the periods ended December 31, 2002 and 2001


NOTE 1:   MERGER OF CONTROLED COMPANIES

          The merger definitive agreement was signed on September 6, 2002, pursuant to the provisions set forth in Section 83, subsection 1(degree)of Law 19.550. It decided the merger of the companies "Agro Riego San Luis S.A." and "Colonizadora Argentina S.A." in CRESUD S.A.C.I.F. y A.., effective as from July 1st, 2000.


NOTE 2:   PRESENTATION OF FINANCIAL STATEMENTS IN CONSTANT PESOS

          As required by General Resolutions Nos. 368/2001 and 415/02 of the Argentine Securities and Exchange Commission, the financial statements of the Company have been prepared pursuant to the valuation and disclosure criteria outlined in Technical Resolutions Nos. 5, 6, 8, 9, 10 and 12 of the Argentine Federation of Professional Councils of Economic Sciences, and following the manner established by the aforementioned Resolutions.

          As a consequence of the above, the Company's financial statements are presented in constant currency as of December 31, 2002, having considered the accounting measurements restated by the changes in the purchasing power of the currency until interruption of the adjustment and those arising in the period of stability, restated into currency of December 2001.

          The coefficients prepared based on the domestic wholesale price index have been applied for purposes of the abovementioned restatement.

          Amounts corresponding to the period ended on December 31, 2001 have been restated at December 31, 2002 for purposes of presentation on a comparative basis.

          Financial Statements corresponding to the six-month period ended December 31, 2002 have not been audited. The management believes that all necessary adjustments should be carried out in order to reflect the results of the period.

          The results for the six-month period ended December 31, 2002 is not necessarily indicative of the results of the company for the whole fiscal year.


          NEW ACCOUNTING STANDARDS

          The Professional Council of Economic Sciences of the City of Buenos Aires enacted the following technical resolutions: No 16: "Conceptual regime for professional accounting regulations"; No 17: "Professional accounting regulations: development of matters of general application", No 18: "Professional accounting regulations: development of some matters of particular application" and No 19 " Modifications to technical resolutions No 4, 5, 6, 8, 9, 11 and 14, through Resolutions C 238/01, C 243/01,C 261/01 and C 262/01, respectively; establishing that such technical resolutions and the modifications incorporated, will be in force for fiscal years initiated as from July 1, 2002.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 2:  (Continued)

          The Argentine Securities and Exchange Commission, through Resolution No 434/03 has adopted such technical resolutions with some exceptions and modifications, which will be in force for fiscal years initiated as from January 1, 2003. Consequently, the Company has filed the present accounting statements according to Resolutions No 368/01 and 415//02 as established in Note 2, which do not include such changes and differ from the accounting principles in force at the moment of submitting the accounting statements.

          The main modifications included by the above mentioned technical resolutions, which would imply significant adjustments on the company's accounting statements, are related with the registration of the income tax under the deferred taxing method.

NOTE 3:   SIGNIFICANT ACCOUNTING POLICIES

          The principal valuation and disclosure criteria for the preparation of the financial statements, applied on a basis consistent with respect to the last fiscal period, are as follows:

          a.   Use of estimates

               The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Estimates are used when accounting for the allowance for doubtful accounts, depreciation, amortization, impairment of long-lived assets, income taxes and contingencies. Actual results could differ from those estimates.

          b.   Local currency assets and liabilities

               The local currency assets and liabilities have been stated at period-end currency.

          c.   Foreign currency assets and liabilities

               Foreign currency assets and liabilities have been translated at the official rate of exchange in effect at December 31, 2002.

          d.   Current investments

               Mutual funds and notes and convertible notes are carried at market value as of period-end.

          e.   Inventories

               1. Livestock for raising and grazing cattle have been stated at their market value at the end of the period, net of estimated selling expenses. The livestock for dairy production and other purposes not related to direct sale over the next 12 months were valued at replacement cost.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (Continued)


               2. Crops: at their quoted market value at the end of the period, less estimated sale expenses.

               3.   The remaining inventories were valued at replacement value.


               The carrying values of inventories, which are determined as discussed above, do not exceed their estimated recoverable values at the end of the period.


          f.   Non-current investments

               1.   Long-term investments in subsidiaries and affiliates

               The investments in subsidiaries and affiliates in which the Company has significant influence have been accounted for under the equity method, as required by Technical Pronouncement No. 5 of the Argentine Federation of Professional Councils in Economic Sciences.

               Holdings at December 31, 2002 are as follows:


                   Subsidiaries and affiliates              % Equity interest
               -------------------------------------       --------------------
               Inversiones Ganaderas S.A.                         99.99
               Futuros y Opciones.Com S.A.                        70.00
               Cactus Argentina S.A.                              50.00
               Agro Uranga S.A.                                   35.72
               IRSA Inversiones y
               Representaciones Sociedad Anonima                  24.28

               Consolidated financial statements with Inversiones Ganaderas S.A. and Futuros y Opciones.com S.A. at December 31, 2002 and 2001 are presented as complementary information.

               At March 31, 2002, our investment in IRSA was valued by the equity method of accounting as a result of a change of strategy according to which those shares are carried as a long-term investment. This decision was made as a result of the impact of the recent economic measures on the financial markets, which modified the original budget with respect to these types of investments.

               Current valuations and economic conditions reduce the risks inherent to long-term investment opportunities and increase the possibility of obtaining significant return in the long term. In view of these circumstances: (i) the value of the investment was set at market value; (ii) the value of the investment was calculated by the equity method of accounting; and (iii) the difference between (i) and (ii) was recognized as negative goodwill to be amortized over 20 years, and is shown under Other liabilities.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (Continued)

               2.   Other securities

                    -    Investments in Convertible Bonds

                    Investments in IRSA's convertible bonds has been valued at its cost plus accrued interest considering the exchange rate prevailing at the closing of the period.

                    -    Other investments

                    The remaining investments correspond to non-listed securities, which were valued at their restated cost.

          g.   Fixed assets

               -    Purchase value:

                    Valued at cost restated into period-end currency applying the coefficients mentioned in Note 2, based on the corresponding dates of origin.

               -    Depreciation

                    Calculated by the straight-line method based on the estimated useful lives of the assets as from the period of addition.

               -    The carrying value

                    The carrying value of such fixed assets does not exceed their recoverable values.

          h.   Intangible assets

               The goodwill corresponding to the purchase of the subsidiary company "Futuros y Opciones.com S.A." is valued at restated cost, which was calculated as the difference between the amount paid for that investment and its proportional equity value calculated at the time of the purchase, restated into period-end currency applying the coefficients mentioned in Note 2.

               Amortization is determined based on the estimated useful life of the goodwill, which is five years.

          i.   Loans with local financial institutions (Note 8.g.)

               Financial liabilities in US currency, according to our legal counsellors advice, are included within the provisions of Decree 214 of February 3, 2002 and are not subject to the exceptions established by means of Decree 410 dated March 1, 2002, therefore these liabilities have been valuated at a $1 to U$ 1 rate.

          j.   Shareholders' equity

               The balances at the beginning of the period and the movements for the period were restated into period-end currency.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 3:  (Continued)

          k.   Results for the period

               The results for the period were adjusted as follows:

               Income accounts were restated by applying adjusting coefficients to historical amounts.

               The financial result was calculated at its actual value, net of the effect of inflation, and the result of exposure to inflation of net monetary positions is the counterpart of the adjustments made to all non-monetary balance sheet and income statement accounts, which were restated into period-end currency.

               Financial results and the result of exposure to inflation were segregated into results generated by assets and those generated by liabilities.

          l.   Revenue recognition

               Revenue is recognized on sales of products when the customer receives title to the goods, generally upon delivery.


NOTE 4:   COMMON AND TREASURY STOCK

               The activity in the Company's shares during the last three financial periods was as follows:


                                 Authorized         Subscribed          Paid in
                                   Pesos               Pesos             Pesos
                             -------------------  ---------------- ----------------

Common  and  treasury  stock        126,000,000       124,284,392       124,284,392
at June 30, 2000

Pursuant to a decision made
on March 3, 1999, the
Company's Board decided to
cancel the balance pending           (1,715,608)               --                --
subscription and payment
                              -------------------  ----------------  ----------------

Common  and  treasury  stock        124,284,392       124,284,392       124,284,392
at December 31, 2002
                             ===================  ================  ================

               At December 31, 2002 the common and treasury stock consisted of 124,284,392 ordinary book entry shares with a face value of Pesos 1 each entitled to one vote per share, of which 122,745,539 shares were outstanding and 1,538,853 shares had been purchased by the Company.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:        FUTURES

               At December 31, 2002 the Company had arranged futures and options on the futures market as follows:

               FUTURES - C.B.O.T. - SEASON 2002/2003

               =========================================================================================
                                                                Average price         Total amount
                       Cereal                 Tons                 US$ (1)               US$(2)
               -----------------------------------------------------------------------------------------
                  Wheat-purchase                     1,360                 126.03               171,401
               =========================================================================================


               OPTIONS - C.B.O.T. - PURCHASE CALL - SEASON 2002/2003

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Soybean                               5,032                 213.12                43,326
               =========================================================================================


               OPTIONS - C.B.O.T. - SELL CALL - SEASON 2002/2003

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Soybean                               5,032                 242.51               (18,939)
               =========================================================================================


               OPTIONS - C.B.O.T. - SELL PUT - SEASON 2002/2003

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Corn                                  5,080                 109.25               (60,847)
               =========================================================================================


               FUTURES - SEASON 2002/2003

               =========================================================================================
                                                                Average price         Total amount
                       Cereal                 Tons                 US$ (1)               US$(2)
               -----------------------------------------------------------------------------------------
               Soybean-sell                           1,000                146.00               146,000
               Corn-purchase                          3,100                 85.08               263,748
               =========================================================================================


               FUTURES - SEASON 2003/2004

               =========================================================================================
                                                                Average price         Total amount
                       Cereal                 Tons                 US$ (1)               US$(2)
               -----------------------------------------------------------------------------------------
               Wheat-sell                               200                116.00                23,200
               =========================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (Continued)

               OPTIONS - PURCHASE CALL - SEASON 2002/2003

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Soybean                                  900               152.00                 3,150
               Corn                                   3,500                92.00                 9,695
               =========================================================================================

               OPTIONS - SELL CALL - SEASON 2002/2003

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Corn                                   4,400                88.18               (16,256)
               =========================================================================================


               At December 31, 2001 the Company had arranged futures and options on the forward market as follows:

               FUTURES - SEASON 2001/2002

               =========================================================================================
                                                                Average price         Total amount
                       Cereal                 Tons                 US$ (1)               US$(2)
               -----------------------------------------------------------------------------------------
               Sunflower-sell                         1,800               208.14               374,652
               Corn-sell                             22,800                91.09             2,076,852
               Soybean-sell                          11,500               154.97             1,782,155
               =========================================================================================


               OPTIONS - PURCHASE CALL - SEASON 2001/2002

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Corn                                   3,700                92.97                14,544
               Soybean                                8,500               163.94                37,656
               =========================================================================================


               OPTIONS - SELL CALL - SEASON 2001/2002

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Soybean                                8,100               171.74               (22,176)
               =========================================================================================

               OPTIONS - PURCHASE PUT - SEASON 2001/2002

               =========================================================================================
                                                                Average price            Premium
                       Cereal                 Tons                 US$ (1)               US$ (2)
               -----------------------------------------------------------------------------------------
               Sunflower                              1,900               207.89                 9,750
               =========================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 5:  (Continued)

               OPTIONS - SELL PUT - SEASON 2001/2002

               ===========================================================================================
                                                                  Average price            Premium
                        Cereal                  Tons                 US$ (1)               US$ (2)
               -------------------------------------------------------------------------------------------
               Sunflower                               5,700                163.12               (25,529)
               Corn                                    4,600                 88.00               (13,800)
               ===========================================================================================


               FUTURES - C.B.O.T. - SEASON 2001/2002

               ===========================================================================================
                                                                  Average price         Total amount
                        Cereal                  Tons                 US$ (1)               US$(2)
               -------------------------------------------------------------------------------------------
               Soybean-purchase                       13,600                 178.21            2,423,656
               Soybean-sell                           13,600                 175.64            2,388,704
               Soybean oil-purchase                      952                 354.92              337,884
               ===========================================================================================

               OPTIONS - C.B.O.T. - PURCHASE CALL - SEASON 2001/2002

               ===========================================================================================
                                                                  Average price            Premium
                        Cereal                  Tons                 US$ (1)               US$ (2)
               -------------------------------------------------------------------------------------------
               Corn                                   35,687                  94.48              151,442
               Soybean                                 8,160                 169.02               76,957
               ===========================================================================================


               OPTIONS - C.B.O.T. - SELL CALL - SEASON 2001/2002

               ===========================================================================================
                                                                  Average price            Premium
                        Cereal                  Tons                 US$ (1)               US$ (2)
               -------------------------------------------------------------------------------------------
               Soybean                                 8,160                 183.72              (43,850)
               ===========================================================================================


(1)   Strike price without deducting expenses.
(2)   Premiums paid (collected).

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 6:   INCOME TAX AND TAX ON MINIMUM HIPOTHETICAL INCOME


               a) The Company determines the Income Tax charge at the prevailing rate of 35% on the estimated taxable net income, without considering the effect of temporary differences between the accounting and tax-purpose results. At December 31, 2002, the Company has recognized an income tax charge amounting to $4,273,409.

               b) Pursuant to Decree No 935, published in the Official Gazette on July 25, 2001, the Company is 100% exempt from the Tax on Minimum Hipothetical Income created by Law No. 25,063, published in the Official Gazette on December 30, 1998, applicable for fiscal periods ended as from December 31, 1998. This tax is calculated at 1% of the Company's assets, determined on the basis of tax criteria.

               The Company has not registered accrual, by said tax, for this period, due to the exemption in force. Credit tax pertaining to previous periods is registered in Other Current Tax Receivables, being computable said amount on account of the Income Tax.

NOTE 7:        MANAGEMENT AGREEMENT

               The Company signed a management agreement with Consultores Asset Management S.A. (formerly, Consultores de Inversiones Bursatiles y Financieras S.A.), for consulting in relation to livestock and farming activities serving as an intermediary in transactions and investment consulting in relation to security investments.

               In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

               The financial statements at December 31, 2002 include an accrual for an amount of Ps. 3,422,959 for this concept. The charge to results for this period is of Ps. 3,395,403.

               Since certain directors of Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecuaria are also executive directors of Consultores Asset Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders' Meeting held on October 25, 1994, in compliance with Article N(Degree) 271 of Law No 19,550.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8:  DETAILS OF BALANCE SHEETS AND INCOME STATEMENT ACCOUNTS

     a.  CASH AND BANKS

                                                                                     December 31,
                                                                           ------------------------------
                                                                               2002                2001
                                                                              Pesos               Pesos
                                                                           -------------      -----------
    Cash                                                                         67,724          228,677
    Foreign currency (Schedule G)                                                81,284            4,423
    Patacones currency                                                            1,737                -
    Lecop currency                                                                   35                -
    Local currency checking account                                           1,958,462        1,642,620
    Patacones currency checking account                                          28,979          131,245
    Lecop currency checking account                                              51,007                -
    Foreign currency checking account (Schedule G)                           11,955,687          139,968
    Local currency saving account                                                 3,392           68,317
    Foreign currency saving account (Schedule G)                                      -        1,580,591
    Checks to be deposited                                                      452,761          979,904
    Patacones checks to be deposited                                             22,508                -
                                                                           -------------      -----------
                                                                             14,623,576        4,775,745
                                                                           =============      ===========



     b.  INVESTMENTS

                                                                                     December 31,
                                                                           ------------------------------
                                                                               2002                2001
                                                                              Pesos               Pesos
                                                                           -------------      -----------
    CURRENT
    Schedule C                                                               16,802,537       61,095,233
                                                                           -------------      -----------
                                                                             16,802,537       61,095,233
                                                                           =============      ===========

    NON-CURRENT
    Schedule C                                                              348,419,295       29,943,839
                                                                           -------------      -----------
                                                                            348,419,295       29,943,839
                                                                           =============      ===========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8:  (Continued)

C.  TRADE ACCOUNTS RECEIVABLE

                                                                                     December 31,
                                                                           ------------------------------
                                                                               2002                2001
                                                                              Pesos               Pesos
                                                                           -------------      -----------
    CURRENT
    Accounts receivable in local currency                                     3,040,300       11,723,700
    Accounts receivable in foreign currency (Schedule G)                      9,984,287                -
    Less:
    Provision for defaulting debtors                                           (610,510)      (1,308,421)
                                                                           -------------      -----------
                                                                             12,414,077       10,415,279
    Subsidiaries and related companies Law 19,550 Article 33:
      Inversiones Ganaderas S.A.                                                 50,413                -
      Cactus Argentina S.A.                                                      23,937           10,841
      IRSA Inversiones y Representaciones Sociedad Anonima                            -           92,000
                                                                           -------------      -----------
                                                                             12,488,427       10,518,120
                                                                           =============      ===========




D.  OTHER RECEIVABLES AND PREPAID EXPENSES

                                                                                     December 31,
                                                                           ------------------------------
                                                                               2002                2001
                                                                              Pesos               Pesos
                                                                           -------------      -----------
    CURRENT
    Other (Schedule G)                                                         490,109            540,131
    Prepaid leases                                                              34,912            242,977
    Tax on Minimum Hypothetical Income (Note 6)                                      -          5,653,454
    Guarantee deposits (Schedule G)                                            625,570          1,604,122
    Secured by mortgage and under legal proceedings (Schedule G)               576,566          3,932,318
    Prepaid expenses                                                           338,506            206,776
    Surety bonds received                                                      375,279            818,559
    Tax prepayments                                                             50,894          3,495,497
    Subsidiaries and related companies Law 19,550 Article 33:                        -                  -
      Cactus Argentina S.A.                                                    294,710            445,336
      Futuros y Opciones.Com S.A.                                               23,603            476,278
      Inversiones Ganaderas S.A.                                                     -            170,901
                                                                           -------------      -----------
                                                                             2,810,149         17,586,349
                                                                           =============      ===========



    NON-CURRENT
    Secured by mortgage                                                        983,570          3,239,082
    Prepaid leases                                                             175,239            330,190
    Other                                                                       95,430            208,152
    Subsidiaries and related companies Law 19,550 Article 33:
    Cactus Argentina S.A.                                                    1,057,398                  -
                                                                           -------------      -----------
                                                                             2,311,637          3,777,424
                                                                           =============      ===========

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8:  (Continued)


E. INVENTORIES

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
   CURRENT
   Livestock                                                                  15,107,760     12,270,016
   Crops                                                                       2,473,834      3,032,422
   Unharvested crops                                                          10,600,943     15,508,445
   Seeds and fodder                                                              112,384        327,898
   Materials and others                                                        2,199,664      2,076,103
   Advances to suppliers                                                       2,058,767        394,996
                                                                           -------------   ------------
                                                                              32,553,352     33,609,880
                                                                           =============   ============



   NON-CURRENT
   Livestock                                                                 34,190,080      45,086,176
   Unharvested crops                                                                  -           6,681
                                                                           -------------   ------------
                                                                             34,190,080      45,092,857
                                                                           =============   ============

F. TRADE ACCOUNTS PAYABLES

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
   CURRENT
   Suppliers in local currency                                                 2,270,484      13,178,400
   Suppliers in foreign currency (Schedule G)                                  9,322,958               -
   Subsidiaries and related companies Law 19,550 Article 33:
     IRSA Inversiones y Representaciones Sociedad Anonima                              -          31,000
     Cactus Argentina S.A.                                                       183,494         204,570
   Notes                                                                               -         407,828
                                                                           -------------    ------------
                                                                              11,776,936      13,821,798
                                                                           =============    ============


   NON-CURRENT
   Notes (Schedule G)                                                                  -         553,213
                                                                           -------------    ------------
                                                                                       -         553,213
                                                                           =============    ============

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8:  (Continued)


G.  LOANS

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
    CURRENT
    Local financial loans (Note 3.i.)                                          3,068,720      33,118,575
    Foreign financial loans (Schedule G)                                               -       1,570,383
    Convertible Bonds 2007 Interest payable (Schedule G)                         351,978               -
                                                                           -------------    ------------
                                                                               3,420,698      34,688,958
                                                                           =============    ============
    NON-CURRENT
    Convertible Bonds 2007 (Schedule G)                                      168,500,000               -
                                                                           -------------    ------------
                                                                             168,500,000               -
                                                                           =============    ============






H.  SALARIES AND SOCIAL SECURITY PAYABLE

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
    Social security administration                                                35,482          63,154
    Salaries payable                                                             202,445         117,054
    Health care scheme                                                            15,862          65,022
    Other                                                                         10,887          31,004
                                                                           -------------    ------------
                                                                                 264,676         276,234
                                                                           =============    ============

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8:  (Continued)


I. TAXES PAYABLE

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
   CURRENT
   Accrual for income tax                                                      4,070,624               -
   Advances to Income tax                                                     (1,423,645)              -
   Value Added Tax                                                               302,496               -
   Property tax payable                                                          208,866         239,799
   Taxes withheld for income tax                                                  21,115          60,884
   Gross sales tax                                                                     -           4,971
   Taxes withheld-Gross sales taxes                                                5,394               -
   Taxes withheld-Value Added Tax                                                      -          11,774
                                                                           -------------    ------------
                                                                               3,184,850         317,428
                                                                           =============    ============





J. OTHER

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
   CURRENT
   Accrual for other expenses (Schedule G)                                     4,498,597       4,910,529
   Advances received (Schedule G)                                                      -       4,868,002
   IRSA negative goodwill                                                      1,057,610               -
   Accrual for Directors' Fees                                                    50,856         260,285
   Advances to Directors                                                         (33,057)       (174,769)
   Accrual for cereal expenses                                                    66,306         194,810
   Accrual for livestock's capitalization                                              -         105,716
   Accrual for Management fees (Note 7)                                        3,422,959          60,105
   Subsidiaries and related companies Law 19,550 Article 33:
     Inversiones Ganaderas S.A.                                                  439,293               -
     Cactus Argentina S.A.( Schedule G)                                                -          15,255
     Futuros y Opciones.Com S.A.                                                 281,648               -
                                                                           -------------    ------------
                                                                               9,784,212      10,239,933
                                                                           =============    ============


   NON-CURRENT
   IRSA negative goodwill                                                     19,301,418               -
   Subsidiaries and related companies Law 19,550 Article 33:
     Inversiones Ganaderas S.A.                                                  230,449               -
                                                                           -------------    ------------
                                                                              19,531,867               -
                                                                           =============    ============

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                    INMOBILIARIA, FINANCIERA Y AGROPECUARIA
            NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 8:  (Continued)


K. FINANCIAL RESULTS

                                                                                     December 31,
                                                                           -----------------------------
                                                                               2002              2001
                                                                              Pesos             Pesos
                                                                           -------------    ------------
Generated by assets:
Exchange differences and discounts                                           (20,884,849)        144,221
Interest income
Subsidiaries and related companies Law 19,550 Article 33:
      IRSA Inversiones y Representaciones Sociedad Anonima                       196,000               -
Others                                                                           431,878         341,781
Reference stabilization index (CER)                                              381,639               -
Tax on debts and credits                                                        (538,588)       (254,241)
Holding results                                                               (1,395,945)              -
Holding results and operations of stocks and bonds                               405,065     (80,574,152)
Inflation adjustment                                                          (1,283,898)              -
                                                                           -------------    ------------
                                                                             (22,688,698)    (80,342,391)
                                                                           =============    ============


Generated by liabilities
Holding results                                                                   32,904               -
Inflation adjustment                                                           1,721,221               -
Debt tax                                                                               -          11,661
Reference stabilization index (CER)                                             (416,109)              -
Interest expense
   Subsidiaries and related companies Law 19,550 Article 33:
      IRSA Inversiones y Representaciones Sociedad Anonima                             -        (384,000)
Others                                                                        (1,175,182)     (2,072,960)
Exchange differences and discounts                                             9,660,052             122
                                                                           -------------    ------------
                                                                               9,822,886      (2,445,177)
                                                                           =============    ============

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 9

ASSETS AND LIABILITIES, CLASSIFIED ACCORDING TO THEIR COLLECTION OR PAYMENT MATURITIES

A) BASED ON THEIR ESTIMATED COLLECTION OR PAYMENT TERM (IN PESOS)

----------------------------------------------------------------------------------------------------------------------------------
Based on their estimated collection           Current investment          Trade accounts receivable       Other receivables and
         or payment term                                                                                     prepaid expenses
                                        ---------------------------  --------------------------------   --------------------------
                                                2002        2001              2002           2001            2002        2001
----------------------------------------------------------------------------------------------------------------------------------
3rd quarter 2003/2002 financial year               -               -      12,488,427     10,280,954        2,325,461    3,686,069
4th quarter 2003/2002 financial year         339,434               -               -              -                -    3,042,613
1st quarter 2004/2003 financial year               -               -               -              -                -            -
2nd quarter 2004/2003 financial year               -               -               -              -                -
3rd quarter 2004/2003 financial year               -               -               -              -          491,785      847,065
4th quarter 2004/2003 financial year               -               -               -              -                -            -
1st quarter 2005/2004 financial year               -               -               -              -                -            -
2nd quarter 2005/2004 financial year               -               -               -              -                -       92,699
3rd quarter 2005/2004 financial year               -               -               -              -          491,785      763,420
4th quarter 2005/2004 financial year               -               -               -              -                -            -
1st quarter 2006/2005 financial year               -               -               -              -                -
2nd quarter 2006/2005 financial year               -               -               -              -                -      116,465
3rd quarter 2006/2005 financial year               -               -               -              -                -      763,420
4th quarter 2006/2005 financial year               -               -               -              -                -            -
1st quarter 2007/2006 financial year               -               -               -              -                -            -
2nd quarter 2007/2006 financial year               -               -               -              -                -      650,013
2nd quarter 2008/2007 financial year     162,495,090               -               -              -                -            -
Overdue                                            -               -               -        237,166                -            -
With no stated term                       16,463,103      61,095,233               -              -        1,812,755   11,396,009
----------------------------------------------------------------------------------------------------------------------------------
Total                                    179,297,627      61,095,233      12,488,427     10,518,120        5,121,786   21,363,773
==================================================================================================================================


------------------------------------------------------------------------------------------------------------------------------------
Based on their estimated collection            Trade payables                  Bank loans                Salaries payable and social
         or payment term                                                                                     security payable
                                         ---------------------------  ------------------------------    ---------------------------
                                               2002        2001              2002           2001            2002        2001
------------------------------------------------------------------------------------------------------------------------------------
3rd quarter 2003/2002 financial year      11,776,936    13,821,798        3,068,720    34,688,958          264,676        276,234
4th quarter 2003/2002 financial year               -             -          351,978             -                -              -
1st quarter 2004/2003 financial year               -             -                -             -                -              -
2nd quarter 2004/2003 financial year               -             -                -             -                -              -
3rd quarter 2004/2003 financial year               -             -                -             -                -              -
4th quarter 2004/2003 financial year               -       553,213                -             -                -              -
1st quarter 2005/2004 financial year               -             -                -             -                -              -
2nd quarter 2005/2004 financial year               -             -                -             -                -              -
3rd quarter 2005/2004 financial year               -             -                -             -                -              -
4th quarter 2005/2004 financial year               -             -                -             -                -              -
1st quarter 2006/2005 financial year               -             -                -             -                -              -
2nd quarter 2006/2005 financial year               -             -                -             -                -              -
3rd quarter 2006/2005 financial year               -             -                -             -                -              -
4th quarter 2006/2005 financial year               -             -                -             -                -              -
1st quarter 2007/2006 financial year               -             -                -             -                -              -
2nd quarter 2007/2006 financial year               -             -                -             -                -              -
2nd quarter 2008/2007 financial year               -             -      168,500,000             -                -              -
Overdue                                            -             -                -             -                -              -
With no stated term                                -             -                -             -                -              -
------------------------------------------------------------------------------------------------------------------------------------
Total                                     11,776,936    14,375,011      171,920,698    34,688,958          264,676        276,234
====================================================================================================================================


--------------------------------------------------------------------------------------------------
Based on their estimated collection         Taxes payable              Other liabilities
         or payment term
                                        ----------------------------------------------------------
                                            2002        2001               2002        2001
--------------------------------------------------------------------------------------------------
3rd quarter 2003/2002 financial year    3,184,850        317,428      8,005,661       10,239,933
4th quarter 2003/2002 financial year            -              -              -                -
1st quarter 2004/2003 financial year            -              -              -                -
2nd quarter 2004/2003 financial year            -              -              -                -
3rd quarter 2004/2003 financial year            -              -              -                -
4th quarter 2004/2003 financial year            -              -              -                -
1st quarter 2005/2004 financial year            -              -              -                -
2nd quarter 2005/2004 financial year            -              -              -                -
3rd quarter 2005/2004 financial year            -              -              -                -
4th quarter 2005/2004 financial year            -              -              -                -
1st quarter 2006/2005 financial year            -              -              -                -
2nd quarter 2006/2005 financial year            -              -              -                -
3rd quarter 2006/2005 financial year            -              -              -                -
4th quarter 2006/2005 financial year            -              -              -                -
1st quarter 2007/2006 financial year            -              -              -                -
2nd quarter 2007/2006 financial year            -              -              -                -
2nd quarter 2008/2007 financial year            -              -              -                -
Overdue                                         -              -              -                -
With no stated term                             -              -        951,390                -
--------------------------------------------------------------------------------------------------
Total                                   3,184,850        317,428      8,957,051       10,239,933
==================================================================================================

B) ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO THE INTEREST RATE THAT THEY ACCRUED (IN PESOS)

------------------------------------------------------------------------------------------------------------------------------------
     Interest rate that                   Current investments           Trade accounts receivable          Other account receivables
        they accrue                                                                                           prepaid expenses
                                         ---------------------------  ------------------------------    ---------------------------
                                               2002        2001              2002           2001            2002        2001
------------------------------------------------------------------------------------------------------------------------------------
At fixed interest rate                  162,495,090             -                  -            -       1,775,496        4,461,509
At variable interest rate                16,463,103       436,461                  -            -         176,915        2,860,810
Non-interest bearing                        339,434    60,658,772         12,488,427   10,518,120       3,169,375       14,041,454
------------------------------------------------------------------------------------------------------------------------------------
Total                                   179,297,627    61,095,233         12,488,427   10,518,120       5,121,786       21,363,773
====================================================================================================================================

------------------------------------------------------------------------------------------------------------------------------------
     Interest rate that                         Trade payables                    Bank loans                  Salaries and social
        they accrue                                                                                            security payable
                                          ---------------------------  ------------------------------    ---------------------------
                                                2002        2001              2002           2001            2002        2001
------------------------------------------------------------------------------------------------------------------------------------
At fixed interest rate                           -         553,213        171,142,439        33,825,860           -              -
At variable interest rate                        -               -                  -                 -           -              -
Non-interest bearing                    11,776,936      13,821,798            778,259           863,098     264,676        276,234
------------------------------------------------------------------------------------------------------------------------------------
Total                                   11,776,936      14,375,011        171,920,698        34,688,958     264,676        276,234
====================================================================================================================================

-----------------------------------------------------------------------------------------------------
     Interest rate that                          Taxes payable              Other liabilities
        they accrue
                                          ---------------------------  ------------------------------
                                                2002        2001              2002           2001
-----------------------------------------------------------------------------------------------------
At fixed interest rate                         -              -                   -                -
At variable interest rate                      -              -                   -                -
Non-interest bearing                   3,184,850        317,428           8,957,051       10,239,933
-----------------------------------------------------------------------------------------------------
Total                                  3,184,850        317,428           8,957,051       10,239,933
=====================================================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 10:  RESTRICTIONS ON DISTRIBUTION OF PROFITS

          In accordance with the Argentine Corporations Law, the Company's by-laws and Resolution No 368/2001 of the Argentine Securities and Exchange Commission, 5% of the net and realized profit for the year plus (less) prior year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company's outstanding capital.

NOTE 11:  STOCK OPTION PLAN

          On November 19, 2001, the shareholders approved a Stock Option Plan (the "Plan") relating to the shares that would remain after the shareholders exercised their pre-emptive rights to acquire treasury stock (the "Shares"). The Shares could be acquired at an exercise price of Ps. 1 plus interest accrued at an annual rate of LIBO for deposits at 180 days. The option could be exercised at any time within a period of 3 years since the expiration of the pre-emptive rights. Two thirds of the options corresponding to the Shares would be allocated by the Board of Directors among members of the management of the Company (the "Initial Beneficiaries"). The remaining one third of the options would be allocated by the Board of Directors in a period of time beginning six months after the initial allocation and ending three months before the expiration of the term of the exercise of the options, among any of the Company's employees or executive officers.

          After the exercise of the pre-emptive rights by the shareholders that subscribed 2,353 shares during January 2002. On February 2002, the Board of Directors approved the subscription of the Stock Option Agreement between the Company and the Initial Beneficiaries (the "Agreement"), pursuant to which the Company granted the Initial Beneficiaries the option to acquire 3,073,437 shares. In April and June 2002, the beneficiaries acquired 480,000 shares of Ps. 1 per value each. From July to December 2002, the beneficiaries acquired 75,000 shares of Ps. 1 per value each (Ps. 78,460 in constant argentine pesos of December 31, 2002).

NOTE 12:  ISSUANCE OF DEBT SECURITIES

          The Shareholders meeting held on March 8, 2002 approved:

               (i) the issuance of up to US$ 50.0 million debt securities for up to a five-year term at a fixed annual interest rate not exceeding 12% with semi-annual payments, and,

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)


NOTE 12:  ISSUANCE OF DEBT SECURITIES (CONTINUED)

          (ii) the issuance of convertible bonds into company's common stock, for a total amount of US$ 50,000,000 (or its equivalent in other currency) with a maturity date in a term of 5 years or more according to the management's decision and a fix rate not exceeding 12% or floating rate with a reference rate such as LIBOR plus a spread not exceeding 10%.

          (iii) the subscription option, for the holders of convertible bonds, with a premium determined by the management, between 20 and 30% over the conversion price of the convertible bond, with a value that will remain constant in terms of US currency. The exercise of the above mentioned will occur quarterly, only for the holders of the convertible bonds who have exercised their conversion rights.

          Authorization for the public offer and quotation of convertible bonds has been approved by Resolution No 14.320 of the Argentine
          Securities and exchange commission dated October 1, 2002 and by the Buenos Aires Stock Exchange, authorizing the issue up to US$ 50,000,000 in securities composed by convertible bonds into common stock with an 8% annual interest rate due in the year 2007, granting the right at the moment of conversion to achieve 50,000,000 common stock subscription options. Likewise, the conversion price and the warrants price established are as follows:

               a) The conversion price is 0.5078 stocks (5.0775 ADS), while the warrant price is 0.6093 stocks (6.0930 ADS).

               b) For each of Cresud's convertible bond the holder has the right to convert it to 1.9695 stocks (0.1969 ADS) and has an option to purchase the same amount of stock at the price of the warrant.


          Convertible bonds and options will be due on November 14, 2007.

          Convertible bonds were paid in cash and the proceeds will be destined to the subscription of IRSA's convertible bonds and for the generation of working capital.

NOTE 13:  PURCHASE OF CONVERTIBLE BONDS


          During November and December 2002 49,692,688 convertible bonds issued by IRSA were purchased; these can be converted into common stock with an 8% annual interest rate and due in 2007, and grant the holder at the time of conversion to 49,692,688 options to subscribe common stock. The conversion price and the warrants price established are as follows:

               a) The conversion price is US$ 0.5571 stocks (US$ 5.5713 GDS), while the warrant price is US$0.6686 stocks (US$ 6.6856 GDS)

               b) For each of IRSA's convertible bond the holder has the right to convert it to 1.7949 stocks (0.1795 GDS) and has an option to purchase the same amount of stock at the price of the warrant.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
             NOTES TO THE UNAUDITED FINANCIAL STATEMENTS (CONTINUED)

NOTE 13:  PURCHASE OF CONVERTIBLE BONDS (CONTINUED)

          Due to the distribution of 4,587,285 stocks of the company's portfolio, IRSA has re stated the conversion price of its convertible bonds according to the subscription clauses. The conversion price of the convertible bonds went from US$ 0.5571 to US$ 0.54505 and the warrants price went from US$ 0.6686 to US$ 0.6541. Such adjustment was effective as from December 20, 2002. Convertible bonds and options are due on November 14, 2007.

NOTE 14:  SALE OF FARMS

          On October 15, 2002, the bill of sale of Los Maizales farm, of 618 hectares, located in the District of Villa Canas, was signed. The price agreed was US$ 1,854,000. The sale will generate a $ 5.1 million profit, which will be accounted during next quarter when tittles will be signed.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                             UNAUDITED FIXED ASSETS
                For the periods ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                      SCHEDULE A

=================================================================================================



                                       Value at       Additions     Deductions       Value at
                                    the beginning      and/or         and/or        the end of
                                    of the period     transfers     transfers         period
        Principal Account               Pesos           Pesos         Pesos            Pesos
-------------------------------------------------------------------------------------------------
Real estate                            96,456,693                                    96,456,693
Wire fences                             4,441,079                                     4,441,079
Watering troughs                        3,099,956        2,984                        3,102,940
Alfalfa fields and meadows              2,464,560                                     2,464,560
Buildings and constructions             5,533,182       45,819                        5,579,001
Machinery                              11,093,229       17,068         911,078       10,199,219
Vehicles                                1,032,207      141,450         157,366        1,016,291
Tools                                     186,595           68                          186,663
Furniture and equipment                 1,030,004          718                        1,030,722
Breeding livestock                        263,225                                       263,225
Corral and leading lanes                  532,186       16,650                          548,836
Roads                                   1,251,753                                     1,251,753
Facilities                              5,673,302        7,957                        5,681,259
Computer equipment                        945,957        3,596          10,631          938,922
Planes                                     10,372                                        10,372
Silo plants                             1,043,646                                     1,043,646
Constructions in progress               1,973,485      601,007                        2,574,492
Advances to suppliers                     117,239                        1,396          115,843
-------------------------------------------------------------------------------------------------
Total at December 31, 2002            137,148,670      837,317       1,080,471      136,905,516
-------------------------------------------------------------------------------------------------
Total at December 31, 2001            178,194,783      832,451       8,749,005      170,278,229
=================================================================================================


====================================================================================================================================
                                                                            Depreciation
                               -----------------------------------------------------------------------------------------------------

                                                Accumulated       Additions                    Current period     Accumulated
                                   Rate      at the beginning        from      Decrease of     --------------    at the end of
                                    %          of the period        merger      the period        Amount            period
        Principal Account                          Pesos            Pesos         Pesos            Pesos             Pesos
------------------------------------------------------------------------------------------------------------------------------------
Real estate                            -                    -             -                                                  -
Wire fences                            3              892,083             -                           62,608           954,691
Watering troughs                       3              593,896             -                           78,655           672,551
Alfalfa fields and meadows      13-25-50            1,628,588             -                          157,562         1,786,150
Buildings and constructions            2            1,939,913             -                           45,625         1,985,538
Machinery                             10            6,091,372             -        623,795           453,831         5,921,408
Vehicles                              20              677,414             -        147,632            82,807           612,589
Tools                                 10              105,237             -                            7,226           112,463
Furniture and equipment               10              595,197             -                           40,789           635,986
Breeding livestock                    20              261,480             -                              872           262,352
Corral and leading lanes               3               75,258             -                            8,304            83,562
Roads                                 10              542,841             -                           56,840           599,681
Facilities                      10-20-33            2,233,877             -                          290,354         2,524,231
Computer equipment                    10              736,856             -          8,504            48,151           776,503
Planes                                10               10,372             -                                             10,372
Silo plants                            2              188,343             -                           28,384           216,727
Constructions in progress              -                    -             -                                                  -
Advances to suppliers                  -                    -             -                                                  -
------------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002             -           16,572,727             -        779,931         1,362,008        17,154,804
------------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001             -           16,857,258             -        788,039         1,518,671        17,587,890
====================================================================================================================================




====================================================================


                                      Net carrying     Net carrying
                                        value at         value at
                                        December         December
                                        31, 2002         31, 2001
        Principal Account                 Pesos            Pesos
--------------------------------------------------------------------
Real estate                             96,456,693      123,246,414
Wire fences                              3,486,388        3,570,749
Watering troughs                         2,430,389        2,938,079
Alfalfa fields and meadows                 678,410        1,230,914
Buildings and constructions              3,593,463        4,394,603
Machinery                                4,277,811        6,735,875
Vehicles                                   403,702          470,832
Tools                                       74,200           86,687
Furniture and equipment                    394,736          477,452
Breeding livestock                             873           29,119
Corral and leading lanes                   465,274          459,404
Roads                                      652,072          623,101
Facilities                               3,157,028        4,494,430
Computer equipment                         162,419          755,118
Planes                                           -                -
Silo plants                                826,919        1,053,007
Constructions in progress                2,574,492        2,003,064
Advances to suppliers                      115,843          121,491
--------------------------------------------------------------------
Total at December 31, 2002             119,750,712                -
--------------------------------------------------------------------
Total at December 31, 2001                       -      152,690,339
====================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                           UNAUDITED INTANGIBLE ASSETS
                For the periods ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)



                                                                      SCHEDULE B

=========================================================================================================================



                                                                             Value at the     Additions      Value at
                                                                               beginning       and/or       the end of
                                                                             of the period   deductions     of period
                            Principal Account                                    Pesos          Pesos         Pesos
-------------------------------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill                                            3,275,768             -     3,275,768
Payment of expenses related with Convertible Bonds 2007-IRSA                            -     1,511,069     1,511,069

-------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                                                      3,275,768     1,511,069     4,786,837
-------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                                                      3,275,768             -     3,275,768
=========================================================================================================================


=================================================================================================================================
                                                                                              Amortization
                                                                      ----------------------------------------------------------
                                                                                             Current Period
                                                                        Accumulated         ------------------       Accumulated
                                                                      at the beginning      Rate        Amount      at the end of
                                                                         of period                                     period
                            Principal Account                              Pesos              %          Pesos          Pesos
---------------------------------------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill                                      1,310,314          20         327,568 (1)    1,637,882
Payment of expenses related with Convertible Bonds 2007-IRSA                      -          20          37,846 (2)       37,846

---------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                                                1,310,314           -         365,414        1,675,728
---------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                                                  655,211           -         327,568          982,779
=================================================================================================================================


====================================================================================================


                                                                       Net carrying     Net carrying
                                                                         value at         value at
                                                                         December         December
                                                                         31, 2002         31, 2001
                            Principal Account                             Pesos            Pesos
----------------------------------------------------------------------------------------------------
Futuros y Opciones.Com S.A. Goodwill                                      1,637,882       2,292,989
Payment of expenses related with Convertible Bonds 2007-IRSA              1,473,223               -
----------------------------------------------------------------------------------------------------
Total at December 31, 2002                                                3,111,109               -
----------------------------------------------------------------------------------------------------
Total at December 31, 2001                                                                2,292,989
====================================================================================================

(1) The amortization of the period is included in Income Statement under item Loss from related companies.

(2) The amortization of the period is included in Income Statement under item Financial results.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                              UNAUDITED INVESTMENTS
                For the periods ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                      SCHEDULE C

                                                                                                  INFORMATION ON THE ISSUER
                                                                                               -------------------------------------
                                                  Value at       Value at
                                                  December       December        Market               Principal activity
   Type and characteristic                        31, 2002       31, 2001        value
     of the securities                Amount       Pesos          Pesos
------------------------------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENT
Mutual Funds

    Fondo Letes Banco Frances          11,725         1,062             -        0.090576
    Fondo Letes Banco Rio               1,891         2,926             -        1.547329
    Fondo plazo fijo Banco Rio          1,777         2,779             -        1.563872
    FONDO CITI FUNDS                5,007,769    16,375,404             -        3.270000
    Banco Frances                                         -        36,247
    Banco Provincia Buenos Aires                          -        19,694
    Superfond Banco Rio                                   -        30,437
                                                 ----------    ----------
                                                 16,382,171        86,378
                                                 ----------    ----------

Notes and Convertible Bonds

    Convertible Bonds 2007 - IRSA                  339,434              -
    Bonds Global 2010                 110,000       80,932              -        0.735745
    Bocon Pro 1                                          -        350,083
                                                ----------     ----------
                                                   420,366        350,083
                                                ----------     ----------

Shares

    IRSA                                                 -     27,999,427
    ADRs IRSA                                            -     32,659,345
                                                ----------     ----------
                                                         -     60,658,772
                                                ----------     ----------
Total current investments                       16,802,537     61,095,233
                                                ==========     ==========


NON-CURRENT INVESTMENTS
RELATED COMPANIES LAW 19,550. ARTICLE 33
AGRO-URANGA S.A.                                                                 unlisted      Agricultural and livestock
Shares                                893,069    4,152,083      3,647,276
Contribution on account of future
  subscriptions of shares                            7,811          7,811
Higher value of property                        11,102,512     10,972,540
                                                ----------     ----------
                                                15,262,406     14,627,627
                                                ----------     ----------

INVERSIONES GANADERAS S.A.                                                       unlisted      Raising and grazing cattle
Shares                              5,326,588   10,804,629     11,732,468
Contribution on account of future
  subscriptions of shares                          724,576        724,568
                                                ----------     ----------
                                                11,529,205     12,457,036
                                                ----------     ----------

CACTUS ARGENTINA S.A.                                                            unlisted      Exploitation and administration of
Shares                                650,000      697,879        301,067                      agricultural and beef cattle products
Contribution on account of future
  subscriptions of shares                        2,120,938      1,732,187
                                                ----------     ----------
                                                 2,818,817      2,033,254
                                                ----------     ----------


FUTUROS Y OPCIONES.COM S.A.                                                      unlisted      Gives information about markets and
Shares                                  8,400    2,708,058     (1,332,774)                     services of economic and financial
Contribution on account of future                                                              counsulting through internet
   subscriptions of shares                      (1,969,721)     2,138,121
                                                ----------     ----------
                                                   738,337        805,347
                                                ----------     ----------


IRSA Inversiones y
Representaciones S.A.
Shares                             51,476,941   155,554,865             -        listed        Real state
                                                155,554,865             -
                                                -----------    ----------
                                     Subtotal   185,903,630    29,923,264
                                                -----------    ----------

OTHERS
Convertible Bonds 2007 - IRSA      49,692,688   162,495,090             -
                                                -----------    ----------
                                                162,495,090             -
                                                -----------    ----------

Coprolan                                             20,575        20,575        unlisted
                                                -----------    ----------
                                                     20,575        20,575
                                                -----------    ----------
Total non-current investments                   348,419,295    29,943,839
                                                -----------    ----------



                                                                   INFORMATION ON THE ISSUER
                                                 ------------------------------------------------------------
                                                                  Latest financial statements
                                                 ------------------------------------------------------------
                                                 Capital              Income/loss            Shareholders'
   Type and characteristic                                           for the period             Equity
     of the securities                            Pesos                 Pesos                   Pesos
-------------------------------------------------------------------------------------------------------------
CURRENT INVESTMENT
Mutual Funds

    Fondo Letes Banco Frances
    Fondo Letes Banco Rio
    Fondo plazo fijo Banco Rio
    FONDO CITI FUNDS
    Banco Frances
    Banco Provincia Buenos Aires
    Superfond Banco Rio




Notes and Convertible Bonds

    Convertible Bonds 2007 - IRSA
    Bonds Global 2010
    Bocon Pro 1




Shares

    IRSA
    ADRs IRSA



Total current investments



NON-CURRENT INVESTMENTS
RELATED COMPANIES LAW 19,550. ARTICLE 33
AGRO-URANGA S.A.                                    2,500,000            2,717,504              11,994,036
Shares
Contribution on account of future
  subscriptions of shares
Higher value of property




INVERSIONES GANADERAS S.A.                          5,326,589            1,021,204              11,542,899
Shares
Contribution on account of future
  subscriptions of shares




CACTUS ARGENTINA S.A.                               1,300,000              522,752               5,637,635
Shares
Contribution on account of future
  subscriptions of shares





FUTUROS Y OPCIONES.COM S.A.                            12,000             (371,165)              1,054,767
Shares
Contribution on account of future
   subscriptions of shares





IRSA Inversiones y Representaciones S.A.          211,999,273          127,049,000             640,627,000
Shares





OTHERS
Convertible Bonds 2007 - IRSA




Coprolan                                                    -                    -                       -



Total non-current investments




                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                       UNAUDITED ALLOWANCES AND PROVISIONS
                For the period ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                      SCHEDULE E

=======================================================================================================================
                                                                                                 Value at     Value at
                                     Opening balances     Increases   Deductions   Inflation     December     December
        Item                                                                       adjustment    31, 2002     31, 2001
                                           Pesos            Pesos       Pesos        Pesos        Pesos         Pesos
-----------------------------------------------------------------------------------------------------------------------
DEDUCTED FROM ASSETS
 Defaulting debtors                          769,542             -     (79,353)      (79,679)     610,510     1,308,421

-----------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                   769,542             -     (79,353)      (79,679)     610,510             -
-----------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                 1,177,549       130,872           -             -            -     1,308,421
=======================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                             UNAUDITED COST OF SALES
                 For the period ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                      SCHEDULE F

================================================================================================================
                                                           Crops                        Beef cattle
----------------------------------------------------------------------------------------------------------------
                                                December         December        December        December
                                                31, 2002         31, 2001        31, 2002        31, 2001
                                               -----------------------------------------------------------------
                                                  Pesos           Pesos            Pesos           Pesos
                                               -----------------------------------------------------------------
INVENTORIES AT THE BEGINNING OF THE PERIOD
Beef cattle                                             -                -      32,663,749      58,548,202
Crops                                          25,049,496       12,313,173               -               -
Unharvested crops                                 829,562        1,532,555               -               -
Seeds and fodder                                        -                -         285,453         231,360
Materials                                       2,730,529        2,314,958               -               -
                                               -----------------------------------------------------------------
                                               28,609,587       16,160,686      32,949,202      58,779,562
Holding results                                         -                -      11,538,941      (1,125,460)
Commodities market results                     (1,237,421)        (226,491)                              -
Transfer of Inventories to expenses               (92,542)        (124,664)                              -
Transfer of Inventories to fixed assets           (11,311)        (226,640)                              -
Transfer of Unharvested crops to expenses      (2,595,211)      (3,961,779)       (234,778)       (743,743)
Recovery of Inventories                                 -                -         185,877         351,673
Purchases                                      12,465,774       17,463,209         775,906          87,054
Operating expenses (Schedule H)                 3,677,711        4,289,360       3,205,840       6,976,911
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                             -                -     (47,410,490)    (53,570,318)
Crops                                          (2,473,834)      (3,032,422)              -               -
Unharvested crops                             (10,600,943)     (15,515,126)              -               -
Seeds and fodder                                        -                -         (62,119)       (137,128)
Materials                                      (2,006,968)      (1,804,753)              -               -
                                               -----------------------------------------------------------------
COST OF SALES                                  25,734,842       13,021,380         948,379      10,618,551
================================================================================================================


=============================================================================================================
                                                           Milk                          Others
-------------------------------------------------------------------------------------------------------------
                                                 December       December        December       December
                                                 31, 2002       31, 2001        31, 2002       31, 2001
                                             ----------------------------------------------------------------
                                                  Pesos           Pesos          Pesos          Pesos
                                             ----------------------------------------------------------------
INVENTORIES AT THE BEGINNING OF THE PERIOD
Beef cattle                                     1,457,500       4,266,722              -              -
Crops                                                   -               -              -              -
Unharvested crops                                       -               -              -              -
Seeds and fodder                                  114,643         190,907              -              -
Materials                                          51,378          15,493        169,419        239,310
                                             ----------------------------------------------------------------
                                                1,623,521       4,473,122        169,419        239,310
Holding results                                   590,110          (1,708)             -              -
Commodities market results                                              -              -              -
Transfer of Inventories to expenses                                     -              -              -
Transfer of Inventories to fixed assets                                 -           (378)       (21,236)
Transfer of Unharvested crops to expenses        (123,176)       (138,635)      (249,065)      (209,212)
Recovery of Inventories                          (185,877)       (351,673)             -              -
Purchases                                         111,099         203,666        238,800        241,540
Operating expenses (Schedule H)                   678,946       1,505,283              -              -
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                    (1,887,350)     (3,785,874)             -              -
Crops                                                   -               -              -              -
Unharvested crops                                       -               -              -              -
Seeds and fodder                                  (50,265)       (190,770)             -              -
Materials                                         (36,572)        (47,810)      (156,124)      (223,540)
                                             ----------------------------------------------------------------
COST OF SALES                                     720,436       1,665,601          2,652         26,862
=============================================================================================================


===========================================================================================================
                                                                       Total
-----------------------------------------------------------------------------------------------------------
                                                   December 31, 2002                December 31, 2001

                                            ---------------------------------------------------------------
                                                        Pesos                            Pesos
                                            ---------------------------------------------------------------
INVENTORIES AT THE BEGINNING OF THE PERIOD
Beef cattle                                    34,121,249                       62,814,924
Crops                                          25,049,496                       12,313,173
Unharvested crops                                 829,562                        1,532,555
Seeds and fodder                                  400,096                          422,267
Materials                                       2,951,326                        2,569,761
                                            ---------------------------------------------------------------
                                                               63,351,729                       79,652,679
Holding results                                                12,129,051                       (1,127,168)
Commodities market results                                     (1,237,421)                        (226,491)
Transfer of Inventories to expenses                               (92,542)                        (124,664)
Transfer of Inventories to fixed assets                           (11,689)                        (247,876)
Transfer of Unharvested crops to expenses                      (3,202,230)                      (5,053,369)
Recovery of Inventories                                                 -                                -
Purchases                                                      13,591,579                       17,995,469
Operating expenses (Schedule H)                                 7,562,497                       12,771,554
LESS:
INVENTORIES AT THE END OF THE PERIOD
Beef cattle                                   (49,297,840)                     (57,356,192)
Crops                                           2,473,834                       (3,032,422)
Unharvested crops                             (10,600,943)                     (15,515,126)
Seeds and fodder                                 (112,384)                        (327,898)
Materials                                      (2,199,664)    (64,684,665)      (2,076,103)    (78,307,741)
                                            ---------------------------------------------------------------
COST OF SALES                                                  27,406,309                       25,332,394
===========================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                UNAUDITED FOREIGN CURRENCY ASSETS AND LIABILITIES
                For the periods ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                                                                          SCHEDULE G
====================================================================================================================================
                                                               December 31, 2002                        December 31, 2001
------------------------------------------------------------------------------------------------------------------------------------
                                                                   Current
             Item                              Type and amount     exchange      Amount in        Type and amount       Amount in
                                                 of foreign          rate     local currency       of foreign        local currency
                                                  currency           Pesos         Pesos             currency            Pesos
------------------------------------------------------------------------------------------------------------------------------------
CURRENT ASSET
Cash and banks                                US$    3,681,031       3.270        12,036,971      US$    790,841         1,724,982
Investments:
   Mutual funds                               US$    5,007,769       3.270        16,375,404      US$     39,601            86,377
   Convertible Bonds 2007 - IRSA              US$      103,802       3.270           339,434                   -                 -
   ADRs IRSA                                  US$            -                             -      US$ 14,973,109        32,659,345
Trade accounts receivable
   Accounts receivable                        US$    3,053,299       3.270         9,984,287      US$          -                 -
Other receivables and prepaid expenses:
   Secured by mortgages                       US$            -                             -      US$  1,802,823         3,932,318
   Guarantee deposits                         US$      191,306       3.270           625,570      US$    735,431         1,604,122
   Subsidiaries and related companies Law
    19,550
   Cactus Argentina S.A.                      US$            -                             -      US$    204,170           445,336
   Others                                     US$            -                             -      US$     35,501            77,435
NON-CURRENT ASSET
Other receivables and prepaid expenses:
   Secured by mortgages                       US$            -                             -      US$  1,485,000         3,239,082
   Others                                     US$            -                             -      US$     95,430           208,152
Investments:
   Convertible Bonds 2007 - IRSA              US$   49,692,688       3.270       162,495,090                                     -
                                              --------------------------------------------------------------------------------------
   TOTAL ASSET                                US$   61,729,895                   201,856,756      US$ 20,161,906        43,977,149
                                              ======================================================================================
CURRENT LIABILITIES
Trade payables:
   Suppliers                                  US$    2,766,456       3.370         9,322,958      US$          -                 -
   Notes                                      US$            -                             -      US$    186,974           407,828
Bank loans:
   Foreign financial loans                    US$            -                             -      US$ 15,903,612        34,688,958
   Convertible Bonds 2007                     US$      104,445       3.370           351,978      US$          -                 -
Other
   Advances received                          US$            -                             -      US$  2,231,800         4,868,002
   Accrual for other expenses                 US$      687,492       3.370         2,316,848      US$          -                 -
NON-CURRENT LIABILITIES
Trade payables:
   Notes                                      US$            -                             -      US$    253,628           553,213
Bank loans:
   Convertible Bonds 2007                     US$   50,000,000       3.370       168,500,000      US$          -                 -
Others
   Subsidiaries and related companies Law
    19,550
   Cactus Argentina S.A.                      US$            -                             -      US$      6,994            15,255
                                              --------------------------------------------------------------------------------------
   Total Liabilities                          US$   53,558,393                   180,491,784      US$ 18,583,008        40,533,256
====================================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
   UNAUDITED INFORMATION SUBMITTED IN COMPLIANCE WITH SECTION 64, SUBSECTION B
                                OF LAW No 19,550
                For the periods ended December 31, 2002 and 2001
                               (Notes 1, 2 and 3)


                                                                                                                          SCHEDULE H
====================================================================================================================================
                                            Total                                   Operating Expenses
      Items                              December 31,  -----------------------------------------------------------------------------
                                            2002           Total         Crops          Beef cattle          Milk          Others
                                           Pesos           Pesos         Pesos            Pesos              Pesos         Pesos
------------------------------------------------------------------------------------------------------------------------------------
Directors' fees                             50,394               -             -               -                 -           -
Fees and payments for services             439,943         271,246       187,913          80,560             2,773           -
Salaries and wages                       1,483,026         735,529       229,017         447,739            58,773           -
Social security contributions              299,831         131,681        46,383          78,820             6,478           -
Taxes, rates and contributions             112,668          99,870        26,290          62,227            11,353           -
Office and administrative expenses         140,379               -             -               -                 -           -
Bank commissions and expenses                6,866           6,866         2,827           3,867               172           -
Depreciation of fixed assets             1,362,008       1,283,860       764,708         444,118            75,034           -
Vehicle and travelling expenses            192,778         143,352        55,142          79,051             9,159           -
Spare parts and repairs                    298,618         298,618       139,677         131,476            27,465           -
Insurance                                  175,292          16,000         6,954           8,222               824           -
Employees' maintenance                      69,468          54,585        13,588          36,824             4,173           -
Livestock expenses                       2,141,457       1,740,346             -       1,740,346                 -           -
Dairy farm expenses                        472,746         472,746             -               -           472,746           -
Agricultural expenses                    3,528,376       2,045,450     2,045,450               -                 -           -
Silo expenses                               99,889          99,889        99,889               -                 -           -
General expenses                           162,461         162,459        59,873          92,590             9,996           -
Defaulting debtors                               -               -            -                -                 -           -
------------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002              11,036,200       7,562,497     3,677,711       3,205,840           678,946           -
------------------------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                       -      12,771,554     4,289,360       6,976,911         1,505,283           -
====================================================================================================================================


==================================================================================================================
                                                          Expenses                                      Total
      Item                            ------------------------------------------------------         December 31,
                                                  Selling           Administrative                       2001
                                                   Pesos                Pesos                           Pesos
------------------------------------------------------------------------------------------------------------------
Director' fees                                                          50,394                          260,285
Fees and payments for services                                         168,959                          743,351
Salaries and wages                                                     747,497                        3,801,528
Social security contributions                                          168,150                          307,495
Taxes, rates and contributions                                          12,798                          317,288
Office and administrative expenses                                     140,379                           74,089
Bank commissions and expenses                                                -                            8,411
Depreciation of fixed assets                                            78,148                        1,518,671
Vehicle and traveling expenses                                          49,426                          197,800
Spare parts and repairs                                                      -                          453,648
Insurance                                                              159,292                           63,815
Employees' maintenance                                                  14,883                          163,130
Livestock expenses                                 401,111                   -                        5,073,336
Dairy farm expenses                                                          -                          849,693
Agricultural expenses                            1,482,926                   -                        5,918,548
Silo expenses                                                                -                          152,139
General expenses                                                             2                          687,351
Defaulting debtors                                                           -                          130,872
------------------------------------------------------------------------------------------------------------------
Total at December 31, 2002                       1,884,037           1,589,666                                -
------------------------------------------------------------------------------------------------------------------
Total at December 31, 2001                       4,155,094           3,794,802                        20,721,450
==================================================================================================================


                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                     FOR THE PERIOD ENDED DECEMBER 31, 2002

         1.      LEGAL  FRAMEWORK

                 There are no specific significant legal regimes that would imply suspension or contingent application of the benefits included in these regulations.

         2.      RELEVANT MODIFICATONS IN THE COMPANY'S ACTIVITIES

                 They are detailed in the Business Highlights, that are attached to the present financial statements.

         3. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

         a.      Other Receivables without a due date at December 31, 2002.


                 ==============================================================
                                                  Intercompany receivables -
                                                    Article 33 Law 19,550
                                              ---------------------------------
                                  Other          FUTUROS Y          CACTUS
                                                  OPCIONES
                                              ---------------------------------
                               Receivables         Other             Other
                                                Receivables       Receivables
                                  Pesos            Pesos             Pesos
                 --------------------------------------------------------------
                 Current           461,085           23,603                 -
                 Non-current       270,669                -         1,057,398
                 ==============================================================

         b. Accounts Receivable and other receivables to fall due at December 31, 2002


     ===========================================================================
                                                                    Intercompany
                            Intercompany receivables                receivables
                              Article 33 Law 19,550               Article 33 Law
                 Accounts                                Other         19,550
                            -------------------------              -------------
                Receivable     IGSA          CACTUS                    CACTUS
                            -------------------------              -------------
                             Accounts       Accounts  Receivables       Other
                            Receivable     Receivable                Receivables
                  Pesos       Pesos          Pesos       Pesos          Pesos
     ---------------------------------------------------------------------------
     03.31.03   12,414,077      50,413         23,937   2,030,751        294,710
     03.31.04            -           -              -     491,785              -
     03.31.05            -           -              -     491,785              -
     ===========================================================================

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

 4.      CLASSIFICATION OF OUTSTANDING DEBTS ACCORDING TO THEIR MATURITY

               a. There are no past due debts at December 31, 2002.

               b. Debts without a due date at December 31, 2002 amount to Ps. 951,390, of which Ps. 669,742 correspond to Intercompany liabilities IGSA and Ps. 281,648 correspond to Intercompany liabilities FYO.

               c. Debts to fall due at December 31, 2002


         ===========================================================================================
                       Accounts    Intercompany     Bank loans     Salaries     Tax         Other
                       Payable      Liabilities                       and     Payable    Liabilities
                                     Article 33                     Social
                                     Law 19,550                    Security
                                 ----------------                  Charges
                                       CACTUS
                                 ----------------
                                    Accounts
                                     Payable
                        Pesos         Pesos          Pesos         Pesos       Pesos       Pesos
         -------------------------------------------------------------------------------------------
         03.31.03    11,593,442         183,494      3,068,720     264,676    3,184,850  8,005,661
         06.30.03             -               -        351,978           -            -          -
         12.31.07             -               -    168,500,000           -            -          -
         ===========================================================================================



5. CLASSIFICATION OF OUTSTANDING ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS

         a.


           ==================================================================================================
                                              Intercompany                              Intercompany
                                               receivables                               receivables
                                          Article 33 Law 19,550                     Article 33 Law 19,550
                                        ---------------------------              ----------------------------
                            Accounts     CACTUS           IGSA         Other       CACTUS       FUTUROS Y
                                                                                                OPCIONES
                                        ---------------------------              ----------------------------
                           Receivable       Accounts Receivable     Receivables          Receivables
                              Pesos               Pesos                Pesos                Pesos
           --------------------------------------------------------------------------------------------------
           In pesos         2,429,790     23,937        50,413       3,120,505   1,352,108          23,603
           In US Dollars    9,984,287          -             -         625,570           -               -
           ==================================================================================================


b. All accounts receivable and other receivables are not subject to adjustment provisions.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

         c.

           ==================================================================================================
                                             Intercompany                                 Intercompany
                                              receivables                                  receivables
                                          Article 33 Law 19,550                      Article 33 Law 19,550
                                        ---------------------------              ----------------------------
                            Accounts     CACTUS           IGSA         Other       CACTUS       FUTUROS Y
                                                                                                OPCIONES
                                        ---------------------------              ----------------------------
                           Receivable     Accounts Receivable       Receivables       Other Receivables
                              Pesos               Pesos                Pesos                Pesos
           --------------------------------------------------------------------------------------------------
           Outstanding
           balances
           accruing                 -          -             -       1,952,411           -               -
           interests

           Outstanding
           Balances not    12,414,077     50,413        23,937
           accruing                                                  1,793,664   1,352,108          23,603
           interests
           ==================================================================================================


6.      CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL  EFFECTS

          a.

      ===============================================================================================================
                               Intercompany                   Salaries     Taxes       Other        Intercompany
                  Accounts     Liabilities         Bank         and       Payable   Liabilities     Liabilities
                   Payable      Article 33         Loans       Social                                Article 33
                               Law 19,550                     Security                               Law 19,550
                                                              Charges
                             ----------------                                                  ----------------------
                                 CACTUS                                                            IGSA       FYO
                             ----------------                                                  ----------------------
                                Accounts                                                         Other Liabilities
                                 Payable
                    Pesos         Pesos           Pesos        Pesos       Pesos       Pesos      Pesos      Pesos
      ---------------------------------------------------------------------------------------------------------------
      In pesos     2,270,484         183,494      3,068,720    264,676  3,184,850     5,688,813   669,742    281,648

      In US        9,322,958               -    168,851,978          -               2,316,848
      Dollars
      ===============================================================================================================


b.       All debts outstanding are not subject to adjustment provisions.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)


        c.

  ===================================================================================================================
                    Accounts    Intercompany        Bank       Salaries     Taxes        Other       Intercompany
                     Payable     Liabilities        Loans         and      Payable    Liabilities    Liabilities
                                 Article 33                     Social                                Article 33
                                 Law 19,550                    Security                               Law 19,550
                                                               Charges
                               ---------------                                                   --------------------
                                    CACTUS                                                           IGSA      FYO
                               ---------------                                                   --------------------
                                  Accounts                                                        Other Liabilities
                                  Payable
                      Pesos        Pesos           Pesos        Pesos       Pesos       Pesos       Pesos     Pesos
  -------------------------------------------------------------------------------------------------------------------
   Outstanding
   debts accruing
   interests                 -            -     171,142,439          -           -            -          -         -
  -------------------------------------------------------------------------------------------------------------------
   Outstanding
   debts not
   accruing
   interests        11,593,442      183,494         778,259    264,676   3,184,850    8,005,661    669,742   281,648

  ===================================================================================================================



7.      INTEREST IN OTHER COMPANIES (ARTICLE 33 LAW 19,550)

        Interests in other companies' capital and the number of votes held in those companies governed by Article 33 of Law 19,550 are explained in
        Note 3 to the consolidated financial statements and intercompany balances as of December 31, 2002 are described in Notes 4 and 5 above.


8.      RECEIVABLES FROM OR LOANS TO DIRECTORS AND SUPERVISORY COMMITTEE MEMBERS

        At December 31, 2002 there were advance payments to directors for Ps. 33,057, and there were no receivables due from or loans to syndics and relatives up to and including second degree, of directors and syndics.


9.      PHYSICAL INVENTORIES

        The company conducts physical inventories once a period in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

10.      VALUATION OF INVENTORIES

         We further inform the sources for the information used to calculate the current value:

         a. Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in the Liniers Livestock Market ("Mercado de Hacienda de Liniers"), published in the Cattle Bulletin of the "Organizacion Victor D'Apice" (Victor D'Apice Organization).

         b. Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

         c. Crops: official quotation of the Camara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (La Nacion Newspaper"), net of estimated sale expenses.

         d. The remaining inventory stated at its replacement cost: seeds, forage and materials: replacement cost published by a well-known magazine "Revista Agromercado" (Agromercado Magazine).

11.      TECHNICAL REVALUATION OF FIXED ASSETS

         There are no fixed assets subject to technical revaluation.

12.      OBSOLETE FIXED ASSETS

         There are no obsolete fixed assets with accounting value.

13.      MINORITY INTEREST

         There are no minority interests in other companies in excess of the provisions of Article 31 of Law No 19,550.

14.      RECOVERABLE VALUES

         The recoverable value of the inventory under consideration is the net realizable value (selling price at the end of the period less estimated selling expenses). The recoverable value of fixed assets under consideration is the economic use value determined by the possibility of absorbing the amortizations with the income of the Company.

                       CRESUD SOCIEDAD ANONIMA COMERCIAL,
                     INMOBILIARIA, FINANCIERA Y AGROPECUARIA
    ADDITIONAL INFORMATION TO THE UNAUDITED NOTES TO THE FINANCIAL STATEMENTS
                                   (CONTINUED)

15.      INSURANCES

The types of insurance used by the company are the following:


           ==============================================================================================
                Insured property            Risk covered           Amount insured       Account Value
                                                                        US$                 Pesos
           ----------------------------------------------------------------------------------------------
           Buildings, machinery       Fire                               3,598,000           8,698,193
           and silos
           ----------------------------------------------------------------------------------------------
                                      Theft, fire and civil
           Vehicles                   and third parties
                                      liability                         85,205,339             403,702
           ----------------------------------------------------------------------------------------------
           Personal Injury            Persons                           81,082,880                   -
           ----------------------------------------------------------------------------------------------
           Furniture, office and      Theft, fire and                      262,440             557,155
           electronic equipment       technical insurance
           ==============================================================================================

16.      PROVISIONS

         There are no provisions in excess of 2% of the shareholders' equity.

17.      CONTINGENCIES

         At December 31, 2002 there are no contingent situations that have not been accounted for.

18.      IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

         None.

19.      DIVIDENDS ON PREFERED STOCK

         There are no cumulative dividends on preferred stock.

20.      LIMITATIONS OF PROFIT DISTRIBUTIONS

         See Note 10 to the financial statements.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                          UNAUDITED BUSINESS HIGHLIGHTS


Results for the first semester of fiscal year 2003 showed a $ 30.6 million net profit compared to a $ 82 million loss registered during the same period of the previous fiscal year.

The rise in the net result is a consequence of the increase registered in the operative results of the company, due to the positive effect of the peso devaluation on the agricultural sector and to the positive results registered on related companies.

The operative result showed during the semester a $ 20.7 million profit, compared to a $ 1.38 profit registered during the same period of the previous fiscal year, while results on related companies generated a $ 32.35 million profit, mainly due to IRSA's results which amounted a $ 30.85 million profit.

Consolidated net sales for the semester amounted $ 39,6 million, 18% higher compared to the same period the previous year, mainly due to the increase in sales registered in the crop segment. Gross profit for the first semester of fiscal year 2003 amounted $ 11,04 million compared to $ 6,77 million registered during the same semester of the previous fiscal year, resulting in a 63 % increase. These results were positively influenced by profits obtained in the crop and cattle beef segments.

The crop segment showed a $ 5.41 million gross profit, compared to a $ 3.17 million profit registered during the same period of the previous fiscal year.

Sales, that mainly corresponded to the remnants of the previous season, amounted $ 31.1 million, compared to $ 16.2 million registered during the same period of the previous fiscal year. The higher amount of sales compared to the first semester of fiscal year 2002 were a consequence of the greater volume sold and to the higher average sale price per ton.

During the first semester of fiscal year 2003, 71,142 tons of crops were sold, representing a 40.4 % increase compared to 50,679 tons sold during the first six months of fiscal year 2002.

The average price per ton sold was $ 438 compared to $ 319 registered during the first semester of the previous fiscal year. The devaluation of the peso generated a positive impact in the peso quotation of the crops, since these commodities are traded in dollars in the international market.

Selling expenses for the segment amounted $ 1.48 million compared to $ 3.1 million registered during the same period of the previous fiscal year.

During the second quarter, the wheat harvest was initiated, having been completed after the closing of the current balance sheet. Total production amounted 9,705 tons, with a 2.5 ton per hectare yield.

The condition of the rest of the crops is favorable. Sunflower harvest is expected to start by mid February.

The beef segment recorded a $ 5.82 million gross profit compared to a $ 4.0 million profit obtained during the same period of the previous fiscal year. Sales amounted $ 7.28 million compared to $ 14.89 million obtained during the same period of the previous fiscal year. The decrease registered in the sales segment was a consequence of the lesser volume sold, since average prices per ton were 17.5 % higher.

During the first semester of fiscal year 2003 a total of 3,967 tons of beef were sold, representing a 58.4 % decrease compared to 9,532 tons sold during the first six months of fiscal year 2002.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)


This decrease is a consequence of the reduced beef production which amounted 5,051 tons for the first semester of fiscal year 2003, 29.5% lower compared to the first semester of the previous fiscal year, mainly due to the reduced amount of cattle finished in the Feed Lot and to the 8.5% reduction in the cattle stock.

The average steer price in the Mercado de Hacienda de Liniers during December reached $ 2.09 per live kilogram compared to $ 1.57 registered during June 2002. This increase in the prices enabled a $ 13.17 million holding gain.

Selling expenses amounted $ 0.42 million. Regarding sales these represented 5.7 % compared to 6.1% registered during the same period of the previous fiscal year.

The milk segment registered a $ 0.39 million gross profit compared to a $ 0.14 million loss registered during the first semester of the previous fiscal year.

Sales decreased 28% compared to the first semester of the previous fiscal year, as a consequence of a 24.6 % decrease in the volume sold and to a 3.8 % decrease registered in the final price per liter obtained. The lesser milk production is a consequence of a decrease in the amount of milking cows, due to the sale of part of La Adela's dairy farm cattle stock and to the lesser individual production due to a change into a lower cost feeding system.

The average price per liter sold was $ 0.332, while during the first semester of the previous fiscal year the average price per liter sold reached $ 0.345.

Administrative expenses amounted $ 1.64 million for the first six months of the fiscal year and resulted 58% lower to those obtained during the same period of the previous fiscal year. This decrease is due to the stability of the components of this segment, such as salaries and fees, which did not show any significant increases during the period.

On October 15, 2002, the bill of sale of Los Maizales, of 618 hectares, located in the district of Villa Canas, Province of Santa Fe, was signed. The agreed price was US$S 1,854,000. The generated gain will be accounted during the last quarter of fiscal year 2003, when the operation is closed.

During the first semester of fiscal year 2003 losses from financial operations amounted $ 12.94 million mainly due to the effect of the exchange rate on credits and on the dollar quotation and to the spread between the buying and selling exchange rate when establishing the value of IRSA's convertible bonds and those issued by Cresud.

During the second quarter of fiscal year 2003, and according to the Shareholders General Ordinary Meeting, dated March 8 2002, the public offering of convertible bonds for a total of US$ 50,000,000 with a non separable warrant (purchase option) was carried out.

These were completely subscribed. The convertible bonds accrue an 8% annual interest rate which is paid every six months. Holders of such bonds can convert them at any time after December 13, 2002 and up to November 14, 2007 at US$
0.5078 per ordinary share. After the conversion of the bonds, the warrant grants the holders the option to subscribe the same amount of additional shares at a price equivalent to US$ 0.6093.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)

Funds from this operation have been used to subscribe convertible bonds issued by IRSA and for the generation of working capital.

Of the total US$ 100 million of convertible bonds issued by IRSA, Cresud currently owns US$ 49.6 million. These accrue an 8% interest which is paid every six months. These convertible bonds will be due on November 14, 2007 at a conversion price equivalent to 0.5451 shares (5.4505 GDS).

For each IRSA convertible bond, the holder has the right to change it for 1.8347 IRSA shares (0.1835 GDS) and an option to purchase the same amount of shares (warrant) at a conversion price equivalent to 0.6541 shares (6.541 GDS).

Results from related companies registered a $ 32.35 million gain during the first semester of fiscal year 2003, $ 30.85 million correspond to our 24.28% share in IRSA, a leading company in the real estate business.

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)


COMPARATIVE SHAREHOLDERS' EQUITY STRUCTURE

=========================================================================================================================
                           At December 31,    At December 31,    At December 31,    At December 31,    At December 31,
                                 2002               2001               2000               1999               1998
                                Pesos              Pesos              Pesos              Pesos              Pesos
                          -----------------------------------------------------------------------------------------------
Current Assets                  80,402,721       129,398,426        158,028,435        125,453,011        184,085,373
Non Current Assets             506,610,661       232,769,644        264,466,316        269,744,727        287,610,297
                          ------------------------------------------------------------------------------------------------
Total Assets                   587,013,382       362,168,070        422,494,751        395,197,738       471,695,670
                          ------------------------------------------------------------------------------------------------
Current Liabilities             28,297,875        59,784,471         28,926,036         15,733,340         38,825,275
Non Current Liabilities
                               187,801,418           553,213            523,488                  -         14,324,207
                          ------------------------------------------------------------------------------------------------
Total Liabilities              216,099,293        60,337,684         29,449,524         15,733,340         53,149,482
Minority interest                  316,454           345,175            125,720                  7          4,432,028
                          ------------------------------------------------------------------------------------------------
Shareholders's Equity          370,597,635       301,485,211        392,919,507        379,464,391        414,114,160
                          ------------------------------------------------------------------------------------------------
                               587,013,382       362,168,070        422,494,751        395,197,738        471,695,670
=========================================================================================================================



COMPARATIVE INCOME STRUCTURE

=========================================================================================================================
                                          At December 31,   At December     At December    At December     At December
                                               2002           31, 2001       31, 2000        31, 1999       31, 1998
                                              Pesos            Pesos           Pesos          Pesos           Pesos
                                         --------------------------------------------------------------------------------
Operating income (loss)                       20,661,880      1,377,716       6,327,151     (6,364,052)     (8,068,204)

Financial and holding results                (12,939,183)   (82,785,247)      7,236,827      3,592,746       8,003,471
Other income and expenses and results
from related companies                        30,570,065       (757,085)       (890,676)      (663,371)       (350,087)
Management fees                               (3,395,403)             -      (1,096,969)             -               -
                                         ------------------------------------------------------------------------------
Operating net income (loss)                   34,897,359    (82,164,616)     11,576,333     (3,434,677)       (414,820)
Income tax                                    (4,450,077)             -      (1,891,506)             -         (76,554)
Minority interest                                111,350        184,851         187,893              -         (34,297)
                                         ------------------------------------------------------------------------------
Net income (loss)                             30,558,632    (81,979,765)      9,872,720     (3,434,677)       (525,671)
=========================================================================================================================

                             CRESUD SOCIEDAD ANONIMA
               COMERCIAL, INMOBILIARIA, FINANCIERA Y AGROPECUARIA
                    UNAUDITED BUSINESS HIGHLIGHTS (CONTINUED)


SALES VOLUME

====================================================================================================================================
                         Accumulated             Accumulated             Accumulated             Accumulated             Accumulated
                  2Q    July 1, 2002      2Q    July 1, 2001      2Q    July 1, 2000      2Q    July 1, 1999      2Q    July 1, 1998
              December   to December  December   to December  December   to December  December   to December  December   to December
              31, 2002    31, 2002    31, 2001    31, 2001    31, 2000    31, 2000    31, 1999    31, 1999    31, 1998    31, 1998
------------------------------------------------------------------------------------------------------------------------------------
Beef Cattle
Sales         1,820,706  3,967,370   4,448,217  9,531,526   4,544,073   8,519,132   4,364,863   7,903,592    5,346,932   10,751,572
(in Kgs.)
------------------------------------------------------------------------------------------------------------------------------------
Butyraceous
(in Kgs.)        56,314    113,688      70,843    153,063      66,024     133,066     120,107     236,841      178,458      349,676
------------------------------------------------------------------------------------------------------------------------------------
Crops (in
quintals)*      338,738    711,420      80,809    506,789     506,077   1,008,235      74,305     702,056      135,341      574,860

====================================================================================================================================

* One quintal equals one hundred kilograms



RATIOS

=======================================================================================================================
                          At December 31,    At December 31,   At December 31,   At December 31,    At December 31,
                                2002              2001              2000              1999               1998
                               Pesos             Pesos             Pesos             Pesos              Pesos
                         ----------------------------------------------------------------------------------------------
Liquidity                      2.841              2.164             5.463             7.974               4.741
Indebtedness                   0.583              0.200             0.075             0.041               0.128
Return on Equity               0.103             (0.214)            0.030            (0.009)             (0.001)
=======================================================================================================================

                                   SIGNATURES


Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.


                        CRESUD S.A.C.I.F. AND A


                  By:  /S/ Saul Zang
                          Name: Saul Zang
                          Title: Second Vice Chairman of the Board of Directors





Dated: FEBRUARY 18, 2003